Registration No.
                                                                  --------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ----------------
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------
                               eAcceleration Corp.

             (Exact name of registrant as specified in its charter)

     Delaware                           7319                    91-2006409
(State or other jurisdiction  Primary Standard Industrial     (I.R.S. Employer
    of incorporation or       Classification Code Number)    Identification No.)
      organization)

       1223 NW Finn Hill Road, Poulsbo, Washington 98730 - (360) 697-9260 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Clint Ballard
                      President and Chief Executive Officer
                             1223 NW Finn Hill Road
                            Poulsbo, Washington 98730
                                 (360) 697-9260
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                              Neil M. Kaufman, Esq.
                             Kaufman & Moomjian, LLC
                   50 Charles Lindbergh Boulevard - Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100
                                ----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                           Proposed maximum        Proposed maximum
Title of each class of securities     Amount to be     offering price per unit         aggregage             Amount of
     to be registered                  registered                (1)                offering price       registration fee

Common Stock, par value $.0001 per     3,000,000                $6.25                 $18,750,000             $5,213
           share

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.

================================================================================
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


        SUBJECT TO COMPLETION, DATED ,                 1999
                                       --------------,

                             PRELIMINARY PROSPECTUS


                                     [LOGO]


                               eAcceleration Corp.
                        3,000,000 Shares of Common Stock

     This is an initial public offering of up to 3,000,000 shares of our common stock.

     We will be selling our shares in a direct offering on a "best efforts, 400,000 share minimum, 3,000,000 share maximum" basis. The shares will be sold by our officer and directors. No one has agreed to buy any of our shares, and there is no assurance that any sales will be made. Prospective investors must purchase the shares in increments of 100 shares. Until we have sold at least 400,000 shares, we will not accept subscriptions for any shares. All proceeds of this offering will be deposited in a non-interest bearing escrow account. We have the right to accept or reject any subscriptions for shares offered hereby in whole or in part. The offering will remain open until all shares offered hereby are sold or nine months after the date of this prospectus, unless we decide to cease selling efforts prior to such date.

     Prior to this offering, there has been no public market for the shares, and it is possible that no such trading will commence for a substantial period of time after the first closing of this offering. We plan to apply for the approval of the shares for quotation on the Nasdaq SmallCap Market or Nasdaq National Market under the symbol EACE, but there is no assurance that the shares will be listed on Nasdaq. We estimate that the initial public offering price will be $6.25 per share. The price of the shares has been determined solely by us, and does not bear any direct relationship to our assets, operations, book value or other established criteria of value.

                                ----------------

An electronic format of this prospectus is available on our Internet World Wide
                   Web site at http://www.eAcceleration.com.

                                ----------------

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS,"
        COMMENCING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED IN
               DETERMINING WHETHER TO PURCHASE ANY OF THE SHARES.

                                ----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE
       ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                             Price Per Share           Underwriting Discounts        Proceeds to
                                to Public                and Commissions (1)            Us (2)

Minimum (3)                        $6.25                         -                    $2,500,000
Maximum (4)                        $6.25                         -                   $18,750,000

(1) Our officers and directors are offering the shares for sale. If one or more underwriters or broker-dealers are used, of which there can be no assurance, discounts or commissions are not anticipated to exceed 10% of the offering price.
(2)  Before deducting offering expenses payable by us estimated at $300,000.
(3)  Assuming the minimum number of 400,000 shares are sold in this offering.
(4)  Assuming the maximum number of 3,000,000 shares are sold in this offering.

         The date of this Prospectus is                1999
                                        -------------,

     The following graph illustrates our Internet business model, depicting our Internet advertising and marketing customers, our websites and our website visitors:



  [Graphic representation of the relationship between (a) Online Media Buyers and Merchants, (b) HomepageSales.com, DownloadSales.com, HomePageware.com,
            ClickSales.com and SignSales.com and (c) Internet Users]



     The following graph illustrates the 1999 Internet growth of our homepage subscribers and unique visitors to our websites:



        [Graph depicting our 1999 homepage subscriber growth as follows:
    February (620,000), March (957,000), April (1,636,000), May (1,315,000),
           June (1,384,000), July (1,778,000) and August (2,333,000);
       and graph depicting 1999 growth of unique visitors to our websites;
           February (828,000), March (1,084,000), April (1,970,000),
  May (1,947,000), June (2,313,000), July (3,416,000) and August (4,181,000)]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN ANY
 ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU
                           WITH DIFFERENT INFORMATION.

THE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT
                                   PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS
 SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH
                                   DOCUMENTS.


                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form SB-2 under the Securities Act that we filed with the Securities and Exchange Commission with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed therewith. For further information about us and the shares offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed therewith. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W.,Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the SEC and at the SEC regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The Internet address of the website is http://www.sec.gov. Our registration statement and the exhibits and schedules we filed electronically with the SEC are available on this site.

     As of the date of this prospectus, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will file reports and other information with the SEC. Such reports and other information can be inspected and/or obtained at the locations and website set forth above.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which could cause actual results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon our best estimates of future results, performance or achievement, based upon current conditions, and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include among other things, such factors as:

-    the overall growth of Internet usage,
-    the growth of Internet commerce, marketing and advertising,
-    the market acceptance and amount of sales of our products and services,
- the competitive environment within the Internet marketing and advertising industries and the computer software industry,
- our ability to maintain or increase our market share of Internet advertising and marketing,
- unforeseen operational difficulties and financial losses due to year 2000 computer problems, the cost-effectiveness of the our product development activities,
- the other factors and information disclosed and discussed under "Risk Factors" and in other sections of this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy or completeness of the forward-looking statements after the date of this prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections titled "Risk Factors," "Management Discussion and Analysis", "Management" , and "Related Party Transactions" and the financial statements and the notes relating to the financial statements. In this prospectus, we are assuming the effectiveness of the merger of our operating subsidiary, Acceleration Software International Corporation, into eAcceleration Corp., which will occur prior to the initial closing under this offering and we have adjusted the number of outstanding options accordingly. Unless otherwise indicated or the context otherwise requires, we will refer to eAcceleration Corp. and Acceleration Software International Corporation collectively as "eAcceleration", "we", "us" or "our".

eAcceleration

     We are a provider of online direct marketing services, advertising solutions and proprietary software. We combine Internet-based direct marketing and advertising services with programs that reward consumers with free software when they use our designated homepage as their Internet browser's starting page. These online incentive programs are intended to provide flexible, incentive-marketing solutions for our Internet advertising and marketing clients. Our payment structure, in which our Internet advertising and marketing clients are only charged when our website visitors execute specific predefined actions, provides these clients with a known cost to achieve the desired response to their advertising campaigns. We intend to leverage our developing homepage subscriber base and our targeting capabilities to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce their cost of acquiring new customers. According to Nielsen Media Research/Net Rating, we had the number one most "clicked-on" advertising banner on the Internet during the week of July 12 - 18, 1999. According to PC Data Online, we were the 42nd most popular web property on the Internet in July 1999, the 54th most popular web property on the Internet in August 1999 and the 92nd most popular property on the Internet in September 1999.

     We initially provided crisis intervention computer software programing services in the Silicon Valley region of California. We became a leading provider of SCSI software services and developed a library of SCSI software solutions that we sold to the Microelectronics Products Division of NCR Corporation in 1992. After relocating to Kitsap County, Washington, in the Puget Sound area in 1992, we developed d-Time, a software product that accelerated the performance of CD-ROM drives, which by 1995 became a top 100 software title in the U.S., according to PC Data Online, and a top 20 software title in Japan. As the need for CD-ROM performance acceleration declined in light of the rapid increase in CD-ROM drive speed, we developed Superfassst, a hard drive performance acceleration product. Superfassst won the Best of COMDEX finalist award at the Fall 1996 COMDEX in the Utility Software category. As the Internet revolution developed, we developed Webcelerator, a software product which accelerated the performance of web browsers. We have also developed several additional software products. See "BUSINESS-Products."

     In 1996, we also began developing our Internet business model, pursuant to which we provide certain of our software products, as well as certain third party products, free on our websites to visitors who agree to use one of our websites, homepageware.com, as their Internet browser's starting page. This generates significant traffic to our homepageware websites, allowing us to sell pay-for-performance Internet advertising to Internet advertising and marketing clients. We allow these clients to cancel their Internet advertising programs within a two-week trial period at no cost. Historically, over 70% of our Internet advertising and marketing clients renew advertising commitments to us, and less than 20% of our Internet advertising and marketing clients cancel their Internet advertising programs within the two-week free trial period.

     Our Internet business model has resulted in the increase in unique visitors to our websites from approximately 800,000 in February 1999 to over 4 million in August 1999, and has generated profitable operations.

     We were initially incorporated in 1987 as Ballard Synergy Corporation, a Nevada corporation, and merged with a Washington corporation in 1995 and changed our name to Acceleration Software International Corporation in 1996. In November 1999, we formed eAcceleration, a Delaware corporation, which is our parent company. Prior to the first closing under this offering, we plan to merge Acceleration Software International Corporation into eAcceleration and remain a Delaware corporation. Our principal executive offices are located at 1223 NW Finn Hill Road, Poulsbo, Washington; telephone: (360) 697-9260; fax: (360) 598-2450; corporate website: www.eAcceleration.com.

                                  The Offering

Shares Offered.  . . . . . . . . . .   Common Stock, par value $.0001 per share.
     Minimum . . . . . . . . . . . .   400,000 shares
     Maximum . . . . . . . . . . . .   3,000,000 shares

Price Per Share. . . . . . . . . . .   $6.25

Shares Outstanding After Offering
     Minimum . . . . . . . . . . . .   34,700,000 shares
     Maximum . . . . . . . . . . . .   37,300,000 shares

Use of Proceeds. . . . . . . . . . .   We plan to use the proceeds from this
                                       offering for the following purposes:
                                        - development,
                                        - marketing and advertising,
                                        - additional personnel,
                                        - insurance,
                                        - additional facilities,
                                        - equipment,
                                        - software, and
                                        - working capital and general corporate
                                          purposes.
                                        See  "Use of Proceeds".

Proposed Symbol for Common Stock
on the Nasdaq Small Cap Market or
Nasdaq National Market(1) . . . . .     EACE

Risk Factors. . . . . . . . . . . .     Purchase of shares of common stock being
                                        offered hereby involves a significant
                                        degree of risk, including risks
                                        associated with, but not limited to
                                        the following:
                                        - the majority of our Internet
                                          advertising contracts have
                                          month-to-month terms,
                                        - we have  intense competition,
                                        - we depend heavily on key personnel,
                                        - a small number of customers account
                                          for a large percentage of our
                                          revenues,
                                        - we are counting on a significant
                                          growth in the Internet advertising
                                          industry,
                                        - our ability to adapt to rapid changes
                                          in the Internet Advertising industry,
                                        - our ownership is concentrated among
                                          insiders, and
                                        - there will be immediate and
                                          substantial dilution of the net
                                          tangible book value of shares as a
                                          result of this offering.
                                        See "Risk Factors".

----------------
     (1) We plan to apply for quotation of the common stock on the Nasdaq SmallCap Market or Nasdaq National Market; however, there can be no assurance that the common stock will be approved for quotation or that the we will be able to continue to meet the requirements for continued quotation, that a public trading market will develop or that if such market develops, it will be sustained. See "Risk Factors -- We May Never Become Listed on Nasdaq or We May Become Delisted".

                          Summary Financial Information

                                                     Year Ended December 31,           Eight Months Ended August 31,
                                                       1997           1998                1998               1999
                                                                                                (unaudited)
Statements of Income Data:

Revenues. . . . . . . . . . . . . . . . . . .     $ 1,840,761      $1,919,149           $ 1,628,162          $2,331,610
Costs and Expenses:
    Software Development and Products . . . .       1,192,728         919,895               544,911             557,965
    Sales and Marketing . . . . . . . . . . .          51,459         369,336                94,934           1,016,986
    General and Administrative. . . . . . . .         353,972         305,071               201,791             399,556
    Reduction of Reserves for Claims. . . . .        (183,554)        (28,542)              (28,542)               -
                                                  -----------      ----------           -----------          ----------
Total Expenses                                    $ 1,414,605      $1,565,760           $   813,094          $1,974,507
                                                  -----------      ----------           -----------          ----------

Income from operations                                426,156         353,389               815,068             357,103

Other Income, Net . . . . . . . . . . . . . .         625,187 (1)      43,092                41,413               3,257
                                                  -----------      ----------           -----------          ----------

Net Income. . . . . . . . . . . . . . . . . .     $ 1,051,343 (1)  $  396,481           $   856,481          $  360,360
                                                  ===========      ==========           ===========          ==========

Basic and Diluted Earnings Per Share. . . . .     $       .03      $      .01           $       .02          $      .01
                                                  ===========      ==========           ===========          ==========

Pro Forma Financial Data (2):
     Pro Forma Net Income . . . . . . . . . .                      $  261,677                                $  237,838
                                                                   ==========                                ==========
Pro Forma Basic and Diluted
Earnings Per Share. . . . . . . . . . . . . .                      $      .01                                $      .01
                                                                   ==========                                ==========

Balance Sheet Data:
                                                                           At August 31, 1999 (unaudited)
                                                                       Actual             As Adjusted
                                                                                    Minimum (3)       Maximum (4)

Current Assets. . . . . . . . . . . . . . . . . . . . . . . .       $ 771,763       $ 2,499,839     $ 18,749,839
Property and Equipment. . . . . . . . . . . . . . . . . . . .          70,899            70,899           70,899
Total Assets. . . . . . . . . . . . . . . . . . . . . . . . .         938,639         2,666,715       18,916,715
Current Liabilities . . . . . . . . . . . . . . . . . . . . .         440,225           440,225          440,225
Total Stockholders' Equity. . . . . . . . . . . . . . . . . .         498,414         2,226,490       18,476,490
---------------

(1) Includes $616,728 gain in connection with the settlement of a legal dispute in 1997.
(2) Reflects income tax expense of $134,804 and $122,522, assuming we were taxed as a C-Corporation instead of as a pass-through entity as provided under Subchapter S corporation status. See Notes to Financial Statements.
(3) Assumes (a) minimum offering of $2,500,000 completed, net of $300,000 in costs and (b) distribution of accumulated earnings of $471,924 at August 31, 1999 to existing shareholders immediately prior to the first closing of this offering.
(4) Assumes (a) maximum offering of $18,750,000 completed, net of $300,000 in costs and (b) distribution of accumulated earnings. See Note (3) above.

                                  RISK FACTORS

     The shares offered in this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the shares. Prior to making an investment decision, you should carefully read this prospectus and consider, along with other matters referred to herein, the following risk factors.

We Will Face Risks Encountered by Small Companies in Internet-Related Businesses and May be Unsuccessful in Addressing these Risks

     We face risks frequently encountered by small companies in new and rapidly evolving markets, including the market for online advertising and direct marketing. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

     -    attract a larger number of consumers to our websites;

     -    sign up new Internet advertising and marketing clients;

     -    add  new  and  compelling  content  to our  websites;

     -    manage  our expanding  operations;

     -    adapt to  potential  decreases  in  online advertising  rates;

     -    successfully   introduce  new  products  and services;

     - continue to develop and upgrade our technology and to minimize technical difficulties and system downtime;

     - create and maintain the loyalty of our Internet advertising and marketing clients and website subscribers and visitors;

     -    develop new strategic relationships and alliances; and

     -    attract, retain and motivate qualified personnel.

It is Difficult to Predict Our Future Performance

     Our operating history makes predicting our future performance difficult and does not necessarily provide investors with a meaningful basis for evaluating an investment in our common stock. Although we began operations in 1987, we did not begin generating any significant revenue from Internet advertising and marketing until 1999. As a result, our performance since January 1999 is not comparable to prior periods. Moreover, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures.

The Majority of Our Internet Advertising Contracts have Month-to-Month Terms, and the Loss of a Significant Number of these Contracts in a Short Period of Time Could Harm our Business

     As of August 31, 1999, over 90% of our Internet advertising contracts could be terminated by either party with several days notice. The loss of a significant number of these contracts in any one period would result in an immediate and significant decline in our revenues and cause our business to suffer.

The Loss of the Services of any of our Executive Officers or Key Personnel would Likely Harm Our Business

     Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Clint Ballard, our President and Chief Executive Officer, Diana T. Ballard, our Chairman of the Board, and other key employees, including our technical and sales personnel. The loss of the services of any of these individuals could harm our business. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is intense, and in the past we have experienced difficulty in hiring qualified personnel.

An Increase in the Number of Visitors to Our Websites May Strain Our Systems, and We are Vulnerable to System Malfunctions

     Any serious or repeated problems with the performance of our websites could lead to the dissatisfaction of subscribers or our Internet advertising and marketing clients. The amount of traffic on our websites have increased over time to approximately four million unique visitors in August 1999, and we are seeking to further increase traffic. The systems that support our websites must be able to accommodate an increased volume of traffic. Although we believe our systems can currently accommodate approximately 25 million visitors monthly, our websites could encounter a variety of systems problems, including failure of one or more of our three Internet service providers, hardware failures and failure of software applications. If these problems occurred during a weekend, detection and correction could be delayed. Such problems could have a material adverse effect on our business. See "Business -- Technology and Infrastructure."

We Face Intense Competition from Marketing-Focused Companies for Internet Advertiser and Marketer Clients and may be Unable to Compete Successfully

     We may be unable to compete successfully with current or future competitors. We face intense competition from many companies, both traditional and online, to provide advertising and marketing services for our Internet advertising and marketing clients. Among the free-offer websites, our primary competitors include Winfiles.com, Download.com, Shareware.com, Volition.com and Free2Try.com. Among the specialty lead-generation websites, our competition includes eNews, Cataloglink and Catalogcity. Additionally, we believe that the primary competitors for our software products are Microsoft Corporation, Web 3000, Bonzi Software, Symantec, Network Associates, Real Networks, Nico Mak Computing, Inc. and Aureate Software. We expect competition from online competitors to increase significantly because there are no substantial barriers to entry in our industry. Increased competition could result in price reductions for online advertising space and marketing services, reduced gross margins and loss of our market share.

     Many of our existing competitors, as well as a number of potential new competitors, have greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and changes in customer or client requirements. It may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective Internet advertising and marketing clients.

     Online advertising and marketing is a rapidly developing industry, and new types of products and services may emerge that are more attractive to consumers and Internet advertiser and marketers than the types of services we offer. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.
See "Business -- Competition."

If Our Customers Request Products and Services Directly From Our Marketer Clients Instead of Requesting the Product or Service from Us, Our Business could Suffer

     Our Internet advertiser and marketer clients may offer similar free products or services on their own websites that we offer on our websites. Our customers may choose to request products or services directly from our Internet advertiser and marketer clients instead of requesting the product or service from us, which would result in lower revenues to us and cause our business to suffer.

Uncertain Protection of Intellectual Property, Risks of Third-Party Licenses.

     We regard our patents, copyrights, service marks, trademarks, trade dress, trade secrets, and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We hold nine patents, including one foreign patent, and have ten patent applications pending. We hold several trademarks and service marks in the United States. We may not seek or achieve effective trademark, service mark, copyright and trade secret protection in every country in which the our products and services are made available online. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our patents, copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims, including patent infringement claims, in which case we may have to defend or protect our patents at significant cost.

If Third Parties Acquire Domain Names that are Similar to our Domain Names, they could Decrease the Value of our Trademarks and Take Customers Away from our Website

     We currently hold many Internet domain names including eAcceleration.com, homepageware.com, clicksales.com, downloadsales.com, signupsales.com and freebranding.com. We may be unable to prevent third parties from acquiring similar domain names, which could reduce the value of our trademarks, potentially weaken our brand names and take customers away from our website. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is evolving. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our trademarks and other intellectual property rights. Additionally, there may be online companies in other countries using domain names that potentially infringe on our trademarks. We may be unable to prevent them from using these domain names, and this use may decrease the value of our trademarks and our brand names.

Security and Privacy Breaches could Subject us to Litigation and Liability and Deter Consumers from Using our Websites

     Although we do not currently accept credit card information from any third parties, we may do so in the future. In such event, we could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users' personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have been investigating various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies.

     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our websites because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers' personal information. We have no insurance coverage for these types of claims.

     Furthermore, our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose Internet advertising and marketing clients and visitors to our websites.

If the Acceptance of Internet Advertising and Direct Marketing does not Continue to Increase, Our Business will Suffer

     The demand for Internet advertising and marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We expect to derive a large percentage of revenues from contracts with clients under which we provide Internet advertising and marketing services through our websites, homepageware.com, downloadsales.com, clicksales.com and signupsales.com. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Marketers that have historically relied on traditional marketing methods may be reluctant or slow to adopt Internet marketing. Many marketers have limited or no experience using the Internet as a marketing medium. In addition, marketers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to Internet marketing. Those companies that have invested a significant portion of their marketing budgets in Internet marketing may decide after a time to return to more traditional methods if they find that Internet marketing is a less effective method of promoting their products and services than traditional marketing methods.

     We do not know if accepted industry standards for measuring the effectiveness of Internet marketing will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to Internet marketing. There are a variety of pricing models for marketing on the Internet. We cannot predict which, if any, will emerge as the industry standard. Absence of such a standard makes it difficult to project our future pricing and revenues.

     Email marketing is also vulnerable to potential negative public perception associated with unsolicited email, known as "spam." Although we do not send unsolicited email, public perception, press reports or governmental action related to spam could reduce the overall demand for email.

Dependence on Increased Usage and Stability of the Internet and the Web

     The usage of the Web for services such as those we offer will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet, in the level of usage by individuals and in the number and quality of products and services designed for use on the Internet. Because usage of the Internet as a source for information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether any significant market for usage of the Internet for such purposes will continue to develop and expand. There can be no assurance that Internet usage patterns will not decline as the novelty of the medium recedes or that the quality of products and services offered online will improve sufficiently to continue to support user interest. Failure of the Internet to stimulate user interest and be accessible to a broad audience at moderate costs would jeopardize the markets for our services.

     Moreover, issues regarding the stability of the Internet's infrastructure remain unresolved. The rapid rise in the number of Internet users and increased transmission of audio, video, graphical and other multimedia content over the Internet has placed increasing strains on the Internet's communications and transmission infrastructures. Continuation of such trends could lead to significant deterioration in transmission speeds and reliability of the Internet and could reduce the usage of the Internet by businesses and individuals. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use without corresponding increases and improvements in the Internet infrastructure, there can be no assurance that the Internet will be able to support the demands placed upon it by such continued growth. Any failure of the Internet to support such increasing number of users due to inadequate infrastructure or otherwise would seriously limit the development of the Internet as a viable source of local interactive content and services, which could materially and adversely affect the acceptance of our services, which would, in turn, materially and adversely affect our business, financial condition and results of operations.

If  We  are   Unable   to   Adapt  to  Rapid   Changes   in  the   Internet
MarketingIndustry, Our Business will Suffer

     Internet marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance.

Short Product Life Cycles May Adversely Affect Revenues

     From time to time we or our competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. Such announcements of currently planned or other new products may cause certain customers to defer purchasing our existing products.

We Face Risks from Potential Government Regulation and Other Legal Uncertainties Relating to the Internet

     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services. Recently, Congress enacted legislation regarding children's privacy on the Internet. Additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services.

     In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Our failure to qualify in any such jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.

We Will Have Broad Discretion in the Use of the Net Proceeds from this Offering, and there is a Risk that We Might Use them Ineffectively

     We will have broad discretion over how we use the net offering proceeds, and we could spend the proceeds in ways with which you might not agree. We cannot assure you that we will use these proceeds effectively. We plan to use the proceeds from this offering for development, marketing, insurance, leaseholds, hiring and working capital and general corporate purposes. We have not definitively determined how we will allocate proceeds among these uses, particularly in the event that more than the minimum amount is raised in this offering. Our business strategy includes possible growth through acquisitions, and we may use a substantial portion of the offering proceeds to buy businesses we have not yet identified. See "Use of Proceeds."

We May Only Sell the Minimum Number of Shares

     We can have a closing and accept subscriptions for the sale of shares to investors if at least 400,000 shares have been sold, which is the minimum number of shares that may be sold in this offering. In the event such minimum amount, or any amount which is significantly less that the maximum amount of 3,000,000 shares offered in this offering are sold, we may not be able to develop our products and services and increase our market share in markets in which we compete as aggressively as if more shares were sold. See "Use of Proceeds".

Immediate Dilution

     Purchasers of the shares being sold in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

The Common Stock has no Prior Market, and We Cannot Predict When or Whether an Active Trading Market Will Develop

     There has not been a public market for our common stock. We are not sure when the common stock will start trading, and this may not occur until well after the first closing of this offering. We could decide not to facilitate the commencement or continuation of a trading market for the common stock for an extended period. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market or how liquid that market might become.

The Price of our Common Stock after this Offering is likely to be Volatile and May Fall Below the Initial Public Offering Price

     The stock market has experienced significant price and volume fluctuations, and the market prices of securities of Internet-related companies have been particularly volatile. Investors may be unable to resell their shares at or above the initial public offering price. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and a diversion of management's attention and resources.

Litigation and Potential Litigation May be Costly and/or Time-Consuming

     Our competitors and potential competitors may resort to litigation as a means of competition. Any litigation involving us, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to us and significant diversion of effort by our management and technical personnel. In the event of an adverse result in any such litigation, we could be required to:

     -    expend significant resources to develop non-infringing technology,

     - obtain licenses to the technology which is the subject of the litigation on terms not advantageous to us,

     -    pay damages, and/or

     -    cease the use of any infringing technology.

     There can be no assurance that we would be successful in such development, that any such licenses would be available and/or that we would have available funds sufficient to satisfy any cash awards.

We May Face Litigation and Liability for Information Displayed on Our Websites

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our websites. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our websites through links to other websites. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.

Existing Shareholders Will be Able to Exercise Control of Our Common Stock and May Make Decisions that are Not in the Best Interests of All Shareholders

     Insider control of a large amount of our common stock could have an adverse effect on the market price of our common stock. At the completion of this offering Clint Ballard, our President and Chief Executive Officer and Diana T. Ballard, our Chairman of the Board, will in the aggregate beneficially own approximately 92.0% of the outstanding shares of our common stock (in the event the maximum number of shares offered in this offering are sold), or 98.9% of the outstanding shares of our common stock (in the event the minimum number of shares offered in this offering are sold). Accordingly, Clint and Diana Ballard will be able to control the election of directors and all other matters subject to stockholder votes. This concentration of ownership may have the effect of delaying or preventing a change of control of eAcceleration, even if this change of control would benefit shareholders.

No Assurance of Profitability

     We may experience operating losses as we develop, produce and distribute additional products and services, de-emphasize other products and services and continue to develop our business. As a result, we may not be able to maintain our historical profitability.

We Cannot Ascertain the Effect of Our Profitability on Our Market Capitalization

     Many capital market participants, including investors, underwriters, market makers and other broker-dealers appear to place significant value on large operating losses that are generated by Internet companies that are in the process of capturing market share. Even though we have captured what we believe is a significant market share in the Internet advertising and marketing industry while maintaining our profitability, there is no assurance that the investment community will appropriately recognize our value, and this may negatively affect the price of our stock price.

Uncertainty of Additional Financings

     We may be required to raise additional funds after this offering. If additional funds are raised through the issuance of equity securities, you may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that if available, such financing will include terms favorable to us or our stockholders. If such financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

Low Barriers to Entry

     The market for Internet-based products and services is relatively new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new Internet sites at a relatively low cost within relatively short time periods. Accordingly, we expect competition to persist and intensify and the number of competitors to increase significantly in the future. We cannot assure you that our websites will compete successfully.

Risks Associated with Offering New Business and Consumer Services

     We expect to introduce new and expanded services in order to generate additional revenues, attract more businesses, advertisers, subscribers, consumers and respond to competition. We also may in the future offer expanded services facilitating the purchase of goods by consumers from our business customers or others. There can be no assurance that we will be able to offer new products or services in a cost-effective or timely manner or that any such efforts would be successful. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation or our brand names. Expansion of our services in this manner would also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate revenues from such expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

If We are Unable to Strengthen Our Brand Names, We May be Unable to Compete Effectively Against Competitors with Greater Brand Name Recognition

     We have not historically emphasized and have no current plans to significantly attempt to strengthen our brand names. As competitive pressures in the online direct marketing industry increase, brand name strength may become increasingly important. If we do not strengthen our brand names, we may be unable to maintain or increase traffic to our websites, which would be expected to lead to decreased revenues from our Internet advertising and marketing clients. We may in the future devote substantial resources to promote "eAcceleration" or other brand names. The reputation of our brand name will depend on our ability to produce high quality innovative software, and to provide a high-quality online experience for consumers visiting our websites or receiving our newsletters. Negative experiences of subscribers, consumers or Internet advertisers and marketers with our websites or software might result in publicity that could damage our reputation and diminish the strength of our brand names.

If We Cannot Develop or Secure Sufficient Promotional Offers our Business may Suffer

     If we are unsuccessful in developing, acquiring and renewing a continuing array of free promotional offers for our website, traffic on our websites would likely decrease. The attractiveness of our websites to consumers is based in part on our ability to provide compelling free software offers of interest to consumers. In addition, a number of other websites give consumers access to similar offers. We face competition for free, trial and promotional offers from these websites as well as a variety of other online and traditional competitors. Without sufficient variety and quality of offers, our websites will become less attractive to consumers, and thus advertising on them would become less attractive to Internet advertisers and marketers, and our ability to generate revenue from Internet advertising and marketing clients would be expected to be adversely affected.

Volatility of Stock Prices

     The market for the common stock is highly volatile. The trading price of the common stock could be subject to wide fluctuations in response to, among other things:

     -    quarterly variations in operating and financial results,

     - announcements of technological innovations or new products by us or our competitors,

     - changes in prices of our products and services or our competitors' products and services,

     -    changes in product  mix,

     -    changes in our revenue and revenue growth  rates,  and

     - response to our strategies concerning software and the Internet marketing and advertising.

     Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us could result in an immediate and adverse effect on the market price of the common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the common stock.

Our   Quarterly   Operating   Results  are   Uncertain  and  May  Fluctuate
Significantly, Which Could Negatively Affect the Value of Your Investment

     Our quarterly results of operations have varied in the past and are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside of our control. These factors include:

     - changes in revenue levels resulting from the advertising and marketing budget cycles of individual advertisers and marketers;

     - changes in advertising and marketing costs that we incur to attract and retain homepage subscribers;

     - changes in our pricing policies, the pricing policies of our competitors or the pricing policies for Internet advertising and marketing generally;

     - our rate of subscriber acquisition and the level of activity of new and existing subscribers and other visitors to our websites;

     - the number and type of programs and development contracts established with our Internet advertising and marketing clients;

     - the introduction of new products and services by us or by our competitors;

     - unexpected costs and delays resulting from the expansion of our operations; and

     - the occurrence of technical difficulties or unscheduled system downtime.

     We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of Internet advertising and marketing, which are typically higher during the fourth calendar quarter and lower in the following quarter, though our results of operations are not expected to be a direct function of these fluctuations. In addition, expenditures by Internet advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Consequently, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of our future performance. Our operating expenses are based on expected future revenues and are relatively fixed in the short term. If our revenues are lower than expected, we could be adversely affected. In addition, during certain future periods our operating results likely will fall below the expectations of public market analysts and investors. In this event, the market price of our common stock likely would decline. See "Management's Discussion and Analysis."

Product Defects Could Delay or Prevent Market Acceptance of New or Upgraded Software Products

     Software products and websites as complex as those that we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite testing internally or by current or potential customers, errors may be found in new products after commencement of commercial delivery, resulting in loss of or delay in market acceptance.

     Although we have a number of ongoing development projects, the following risks still exist:

     - development may not be completed successfully on time or within our projected cost,

     -    projects  may not  include the features   required  to  achieve
          market acceptance, and

     -    enhancements   to  our  products  may  not  keep  pace  with
          broadening market requirements.

Software Product Returns and Difficulties in the Collection of Accounts Receivable Could Result in Reductions in Cash Flows

     Some of our sales, particularly internationally, are made on credit terms which may vary. We do not hold collateral to secure payment. Therefore, a default in payment on a significant scale could materially adversely affect our business, results of operations and financial condition. In addition, it is difficult for us to ascertain future demand for our existing software products and anticipated demand for newly introduced software products. Consistent with industry practices, we may accept product returns or provide other credits in the event that a retailer or distributor holds excess inventory of our software products, even when we are not legally required to do so. Accordingly, we are exposed to the risk of product returns from retailers and distributors. While we believe that we have established appropriate allowances for collection problems and anticipated returns based on our historical experience and industry norms, actual returns and uncollectible receivables may exceed such allowances. Defective products also may result in higher customer support costs and product returns.

International Sales and Operations and Currency Fluctuations Could Have an Adverse Affect

     International sales are a significant source of our revenues. International sales represented approximately 45% of our net sales for the eight months ended August 31, 1999 and 85% of our net sales for the year ended December 31, 1998. We believe that maintaining and increasing profitability may be facilitated by, among other things, additional expansion of sales in foreign markets. In order to increase international sales, we may be required to establish additional foreign operations, hire additional personnel and recruit additional international resellers. The introduction of the Euro may have an impact on currency fluctuations. Although exposure to currency fluctuations to date has not been significant, fluctuations in currency exchange rates in the future could have a material adverse impact on us. Additional risks inherent in our international business activities include:

     -    unexpected changes in regulatory  requirements,

     -    tariffs and other  trade  barriers,

     -    costs of  localizing  products  for foreign countries,

     -    lack of acceptance of localized products in foreign  countries,

     -    longer accounts  receivable  payment cycles,

     -    difficulties in collecting payment,

     -    difficulties in managing international  operations,

     -    potentially adverse tax consequences,

     -    reduced protection for intellectual property, and

     -    the burdens of complying  with a wide variety of foreign laws.

     Any of these factors or others that we have not yet contemplated could have a material adverse effect on our future international operations.

Customer Concentration.

     In 1998, we had two software distribution customers, Pointe Control and Synchronys Soft Corp., who accounted for 85% and 14% of our revenues, respectively. For the eight months ended August 31, 1999, Pointe Control accounted for 45% of our revenues, and one Internet advertising and marketing client, MediaRing, Inc. accounted for 18% of our revenues. The loss of our major distribution software customer and any of our major advertising or marketing clients, a significant decrease in products or services sold to them, or an inability to collect receivables from one or more of them, could adversely affect our business, operating results and financial condition.

Dependence  on  Retailers,   Distributors  and  Sales  Representatives  May
Adversely Affect Sales and Cash Flows

     Our distributor customers are not contractually required to make future purchases of our products and could discontinue carrying or purchasing our products, at any time and for any reason. Distributors generally are in a strong position to negotiate favorable terms of sale, including price discounts and product return policies. Further, resellers may give higher priority to products other than ours, thus reducing their efforts to sell our products. We may not be able to increase or sustain the current amount of our retail shelf space, primarily in Japan, and, as a result, our operating results could be adversely affected.

Year 2000 Compliance Issues

     Many older computer systems and software products currently in use are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, in less than two months, computer systems and/or software used by many companies may need to be upgraded to comply with such Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. In addition, we utilize third-party equipment and we license software from third parties that may not be Year 2000 compliant. Failure of the our software or internal computer systems or of third-party equipment or software which we utilize to be Year 2000 compliant could result in a material adverse affect on our business, financial condition and results of operations. Furthermore, the spending patterns of business customers or potential business customers may be affected by Year 2000 issues as companies expend significant resources to correct or update their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for the Internet advertising and marketing clients retain our services, which could have a material adverse effect on our business, financial conditions and results of operations. See "Management's Discussion and Analysis--Year 2000 Compliance Issues."

Risks Associated with Potential Acquisitions

     As part of our business strategy, we may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things:

     - the difficulty of assimilating the operations and personnel of the acquired companies,

     -    the potential  disruption of our ongoing  business,

     - the diversion of resources from our existing businesses, sites and technologies,

     - the inability of management to maximize our financial and strategic position through the successful incorporation of the
          acquired  technology into our products and   services,

     - additional expense associated with amortization of acquired intangible assets,

     - the maintenance of uniform standards, controls, procedures and policies, and

     - the impairment of relationships with employees and customers as a result of any integration of new management personnel.

     There can be no assurance we would be successful in overcoming these risks or any other problems encountered with such acquisitions, and our inability to overcome such risks could have a material adverse effect on our business, financial condition and results of operations.

General Liability and Commercial Insurance, Product Liability Insurance

     Although we carry general liability, product liability and commercial insurance, there can be no assurance that this insurance will be adequate to protect us against any general, commercial and/or product liability claims. Any general, commercial and/or product liability claim which is not covered by such policy, or is in excess of the limits of liability of such policy, could have a material adverse effect on our financial condition. There can be no assurance that we will be able to maintain this insurance on reasonable terms.

Limited Directors' Liability Could Prevent Stockholders From Holding Directors Responsible for a Lack of Care

     Our Certificate of Incorporation provides that our directors (but not our officers) will not be held liable to us or our stockholders for monetary damages upon breach of a director's fiduciary duty, except to the extent otherwise required by law.

No Dividends

     We have never paid any cash dividends on the common stock (other than S-corporation distributions) and we do not anticipate paying any dividends in the foreseeable future.

Possible Issuance of Substantial Amounts of Additional Shares Without Stockholder Approval Could Dilute Stockholders

     As of the date of this prospectus, we have an aggregate of 34,300,000 shares of common stock outstanding. In addition, as of the date of this prospectus, we have 5,000,000 shares of common stock issuable upon the exercise of stock options granted or available for grant under our 1999 Stock Option Plan and 27,500 shares of common stock issuable upon exercise of other stock options previously granted. All of such shares may be issued without any action or approval by our stockholders. Although there are no other material present plans, agreements, commitments or undertakings with respect to the issuance of additional shares of common stock or securities convertible into any such shares, other than in connection with the exercise of outstanding stock options, any shares issued would further dilute the percentage ownership of our common stock held by our stockholders.

Possible Sale of Shares held by Insiders

     All of the 34,300,000 outstanding shares of our common stock are restricted, which means that they may only be sold under certain conditions. Clint Ballard, our President and Chief Executive Officer, and Diana T. Ballard, our Chairman of the Board, currently hold all of the shares and are not subject to any contractual restriction on the sale of any such shares. If a large number of such shares are sold, it may reduce the value of your shares.

Determination of Offering Price

     No investment banker or appraiser has been consulted concerning this offering or the fairness of the offering price of the shares. We have arbitrarily determined the offering price and other terms relative to the shares offered. The offering price may not bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, since we do not have a professional underwriter, we may not be able to sell shares as quickly and we may not be able to sell as many shares.

Utility Outages

     In the past we have experienced temporary outages in our telephone service and electric power. While such outages have never affected systems that are critical to our operations, there is no assurance that such outages will not occur in the future more frequently or with greater magnitude or duration. Such outages could materially and adversely affect our business, financial condition and results of operations.

We May Never Become Listed on Nasdaq or We May Become De-listed

     We intend to apply for inclusion of the shares on the Nasdaq SmallCap Market or the Nasdaq National Market, and we hope that the shares will trade on Nasdaq immediately upon the initial closing of the offering. Under Nasdaq criteria, an issuer seeking initial inclusion of its securities on Nasdaq is required to meet certain threshold levels relating to assets, market capitalization, net income, market value of public float, minimum bid price and number of registered market makers, among others. There is no assurance that the shares will ever be approved for inclusion on Nasdaq. Nasdaq also imposes somewhat less stringent maintenance requirements. Even if the shares become listed on Nasdaq, there is no assurance that they will not become delisted at a future time if the Nasdaq-imposed maintenance thresholds are not satisfied at all times. The inability to have the shares listed on Nasdaq could materially hinder the development of a public trading market for the shares. Any delisting could cause a material decline in the market price of the shares if a market should develop and adversely affect the liquidity of the shares.

Penny Stock Regulation

     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Prior to a transaction in a penny stock, a broker-dealer is required to:

     - deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market;

     - provide the customer with current bid and offer quotations for the penny stock;

     - explain the compensation of the broker-dealer and its salesperson in the transaction;

     - provide monthly account statements showing the market value of each penny stock held in the customer's account; and

     - make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares becomes subject to the penny stock rules, investors may find it more difficult to sell their shares in the event they becomes otherwise freely resalable.

Inability to Attract Market Makers

     There is currently no public trading market for the shares. The development of a public trading market depends upon not only the existence of willing buyers and sellers, but also on market makers. Following the completion of the first closing under this offering, certain broker-dealers may become the principal market makers for the shares. Under these circumstances, the market bid and asked prices for the shares may be significantly influenced by decisions of the market makers to buy or sell the shares for their own account, which may be critical for the establishment and maintenance of a liquid public market in the shares. Market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. Additionally, in order to become listed on the Nasdaq SmallCap Market or Nasdaq National Market, we need to have at least three registered and active market makers. We currently have no market makers. No assurance can be given that any market making activities of any market makers, if commenced, will be continued.

                                 USE OF PROCEEDS

     The net proceeds to us from the sale of the common stock (after deducting offering expenses) are expected to be approximately $2,200,000 if the minimum number of 400,000 shares are sold and $18,450,000 if the maximum number of 3,000,000 shares are sold. These proceeds are intended to be utilized substantially as follows:

Application of Proceeds                 Minimum             Maximum

Development                          $   200,000        $  3,000,000
Marketing and Advertising                575,000           5,000,000
Additional Personnel                     200,000           3,000,000
Insurance                                100,000             100,000
Additional Facilities                    100,000           1,000,000
Equipment                                 25,000             600,000
Software                                       -             200,000
Working Capital and General
   Corporate Purposes                  1,000,000           5,550,000
                                      ----------         -----------
                                      $2,200,000         $18,450,000
                                      ==========         ===========

     The amounts set forth above are estimates. The actual amount expended to finance any category of expenses may be increased or decreased by our Board of Directors, in its discretion, if a reapportionment or redirection of funds is deemed to be in our best interests. The level and timing of expenditures necessary for each of the intended uses described above will depend upon numerous factors, including the progress of our product development activities, the timing and amount of revenues resulting from our operation and changes in competitive or technological conditions in our industry. If the minimum amount is raised, our expansion plans will be limited. In the event that an amount between the minimum and maximum amounts if raised hereby, we intend to allocate such proceeds approximately proportionately to the above uses other than insurance, but may, dependent on circumstances, allocate the use of such proceeds in a different manner. See "Risk Factors Discretion in Use of Funds".

     The expansion plans set forth in this prospectus represent our current plans for the development and expansion of our business. We reserve the right when and if the opportunity arises, to acquire other businesses, products and technologies for the purpose of expanding our business, as described in this prospectus. If such a business opportunity arises, we may use a portion of our working capital for that purpose. We have no specific plans, arrangements, understandings or commitments with respect to any such acquisition at the present time, and it is uncertain as to when or if any acquisition will be made. We are not currently involved in any negotiations for purchasing any material business or group of assets.

     The net proceeds from this offering, together with internally generated funds, based on historical experience, are expected to be adequate to fund our working capital needs for at least the next 12 months. See "Management's Discussion and Analysis Liquidity and Capital Resources". Pending use of the proceeds from this offering as set forth above, we may invest all or a portion of such proceeds in marketable securities, short-term, interest-bearing securities, U.S. Government securities, money market investments, marketable securities, and short-term, interest-bearing deposits in banks.

                                 CAPITALIZATION

     The following table sets forth our capitalization (i) at August 31, 1999, and (ii) as adjusted to give effect to the sale of the minimum number of 400,000 shares of common stock offered hereby and to the sale of the maximum number of 3,000,000 shares of common stock offered hereby, at an assumed public offering price of $6.25 per share, net of $300,000 in costs, and after the application of the net proceeds of such sale, as described in "Use of Proceeds". See "Description of Capital Stock".

                                                               August 31, 1999 (unaudited)
                                                               ---------------------------
                                                        Actual                  As Adjusted (1)
                                                        ------                  ---------------
                                                                           Minimum           Maximum
                                                                           -------           -------

STOCKHOLDERS' EQUITY

Common  Stock,  $.0001  par  value per  share;
  100,000,000  shares  authorized; 34,300,000
  shares  issued  and  outstanding; 34,700,000
  shares  issued and outstanding,  as adjusted
  (assuming the minimum  number of shares are
  sold); 37,300,000 shares issued and
  outstanding, as adjusted (assuming the maximum
  number of shares are sold). . . . . . . . . . . .   $  3,430            $    3,470      $     3,730

Additional Paid-In Capital. . . . . . . . . . . . .     23,060             2,223,020       18,472,760

Retained Earnings (2) . . . . . . . . . . . . . . .    471,924                     -                -
                                                      --------            ----------      -----------
Total Stockholders' Equity. . . . . . . . . . . . .   $498,414            $2,226,490      $18,476,490
                                                      ========            ==========      ===========
-------------------

(1) Adjusted to reflect the anticipated receipt and application of the net proceeds of this offering.
(2) Retained earnings accumulated under Subchapter S tax status are expected to be distributed to stockholders immediately prior to the first closing of this offering.

                                    DILUTION

     Our net tangible book value at August 31, 1999 is $402,437 or $.01 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less liabilities, divided by 34,300,000, the pro forma number of shares of common stock outstanding at August 31, 1999. See "Description of Capital Stock". After giving effect to the sale of 400,000 shares (in the event that the minimum number of shares offered hereby are sold) or 3,000,000 shares (in the event that the maximum number of shares offered hereby are sold), the as adjusted net tangible book value at August 31, 1999 would be $2,130,513, or $.06 per share in the event that the minimum number of shares offered hereby are sold, or $18,380,513, or $.49 per share in the event that the maximum number of shares offered hereby are sold. This represents an immediate increase in net tangible book value of $.05 per share to the existing stockholders in the event the minimum number of shares are sold or $.48 per share to the existing stockholders in the event the maximum number of shares are sold, and an immediate dilution of $6.20 per share to new investors in the event that the minimum number of shares offered hereby are sold or $5.76 per share to new investors in the event that the maximum number of shares offered hereby are sold. The following table illustrates this per share dilution:

                                                                       Minimum      Maximum

Assumed Public offering price per share of Common Stock Offered
hereby (1). . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $6.25        $6.25
                                                                        -----        -----
   Net tangible book value per share before offering. . . . . . . .       .01          .01
   Increase per share attributable to new investors . . . . . . . .       .04          .48
                                                                        -----        -----
As adjusted net tangible book value per share after offering. . . .       .05          .49
                                                                        -----        -----
Dilution per share to new investors . . . . . . . . . . . . . . . .     $6.20        $5.96
                                                                        =====        =====


     The following tables summarize the relative investments of investors pursuant to this offering and our current stockholders, assuming a per share offering price of $6.25, before deduction of offering expenses:

                                                          Current        Public
     Minimum                                           Stockholders     Investors      Total
     -------                                           ------------     ---------      -----

Number of Shares of Common Stock Purchased. . . .       34,300,000        400,000    34,700,000
Percentage of Outstanding Common Stock After
  Offering. . . . . . . . . . . . . . . . . . . .            98.9%           1.1%          100%
Gross Consideration Paid. . . . . . . . . . . . .          $26,490    $2,500,000     $2,526,490
Percentage of Consideration Paid. . . . . . . . .             1.0%         99.0%           100%
Average Consideration Per Share of Common
  Stock . . . . . . . . . . . . . . . . . . . . .              -           $6.25          $.07%


                                                          Current        Public
     Maximum                                           Stockholders     Investors      Total
     -------                                           ------------     ---------      -----

Number of Shares of Common Stock Purchased. . . .       34,300,000      3,000,000    37,300,000
Percentage of Outstanding Common Stock After
  Offering. . . . . . . . . . . . . . . . . . . .            92.0%           8.0%          100%
Gross Consideration Paid. . . . . . . . . . . . .          $26,490    $18,750,000   $18,776,490
Percentage of Consideration Paid. . . . . . . . .             0.1%          99.9%          100%
Average Consideration Per Share of Common
  Stock . . . . . . . . . . . . . . . . . . . . .              -            $6.25         $.50%
--------------------

(1) Assumes an offering price of $6.25 per share, before deduction of offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion should be read in conjunction with the historical financial statements, including the notes thereto, included elsewhere in this prospectus.

General

     From 1994 through 1998, our revenues have been primarily derived from sales and licensing of proprietary software through distributors and retail channels. In 1999, we began offering our software, as well as certain licensed third party products, to users for free through a suite of websites in exchange for users' adoption of our homepage as their Internet browser's starting page. In 1999, this diversified our revenue stream to include Internet advertising from our websites. We intend to increase our future revenues by concentrating on increasing our Internet revenues.

     We target advertising expenditures to generate user traffic to our websites. We intend to continue purchasing advertising only when it has a positive margin. We bill our customers on a performance basis, based on agreed upon criteria. We generally provide our advertising on a month-to-month basis, and allow Internet advertising and marketing clients to cancel their programs within 15 days at no cost. We provide no guarantees of minimum traffic levels nor do we usually provide advertising services under long term contracts.

Year Ended December 31, 1998 Compared to Year ended December 31, 1997

Revenues

     Our revenues increased by $78,388 or 4% from $1,840,761 in 1997 to $1,919,149 in 1998, primarily as a result of increased revenues from software licensing, particularly a $489,588 or 43% increase in Asian licensing revenues, which more than offset by a decline of $411,200 or 59% in domestic software licensing revenues. Domestic revenues declined upon the discontinuation of sales to distributors and retail chains, as we found that profit margins were not sufficient to retain these customers. We derived no material advertising revenues from our websites in 1998. Revenues derived in Asia during 1998 were generated from one customer.

     Revenues from software licenses are recognized when shipped. Incidental costs are accrued at the time of sale. We do not provide technical support for software products sold in Asia; however, we do provide technical support to users in the United States. Software developed under fixed price contracts are recorded on a percentage of completion basis. Gross margins and operating income may be affected in particular periods by the timing of product introductions. Gross margins have been, and may continue to be, adversely affected by product demand and changes in technology. Our intention is to reduce the percentage of our revenues represented by licensing revenues by increasing our Internet revenues.

Software Development and Product Costs

     All internally generated software development costs have been expensed in the period incurred. Software development and product costs decreased 23% from $1,192,728 in 1997 to $919,895 in 1998, as $181,553 of software product costs such as CD Rom disks, packaging and freight incurred in 1997 were eliminated in 1998, as we ceased selling packaged software. We intend to continue our software development activities for the foreseeable future, as well as development of our Internet sites. Because of the inherent uncertainties associated with our software development projects, there can be no assurance that our research and development efforts will result in successful product introductions, increased revenues or profitability.

Sales and Marketing Expenses

     Sales and marketing costs increased by $317,877 or 618% from $51,459 in 1997 to $369,336 in 1998, primarily as a result of the incurrence of $367,796 of Internet advertising costs for our software products; no amounts were incurred in 1997 for Internet advertising. Total advertising expenses incurred in 1997 totaled

$28,556 for retail software sales. We also expended $22,183 for marketing brochures in 1997; no material amounts were paid in 1998 for offline marketing materials.

     We establish advertising expenditure levels based on expected net revenues. If advertising revenues do not occur when expected, expenditure levels could be disproportionately high compared to recognized revenues for the reported period, and our operating results could be adversely affected. We periodically review and adjust our variable expenditure levels based on actual revenue volumes. In the future, our net revenues and operating results could be adversely affected by these and other factors.

General and Administrative Expenses

     General and administrative expenses decreased $48,901 or 14% from $353,972 in 1997 to $305,071 in 1998, primarily due to a decline in legal fees from $108,564 in 1997 to $55,384 in 1998. Administrative salaries also declined by $33,873 or 19% from $176,403 in 1997 to $142,530 in 1998, due to reduced requirements for administrative functions. These reductions were offset by a $78,385 increase in communications-related expenses. We believe that legal and professional fees, salaries and wages and general office expenses will increase significantly to provide for infrastructure necessary to administer a growing public company.

Other Income and Expenses

     Other income and expenses in 1997 include settlement gains of $616,728, net of legal fees of $308,272, from settlement of a dispute related to the sale of certain source code in 1991. In 1997, we also recorded a settlement gain of $183,554 in connection with certain claims which arose in 1995 related to cooperative advertising and marketing with certain distributors.

Eight Months  Ended  August 31, 1998  Compared to Eight Months Ended August
31, 1999

Revenues

     Our revenues increased $703,448 or 43% from $1,628,162 during the eight months ended August 31, 1998 to $2,331,610 during the comparable period in 1999, primarily due to the development in 1999 of our Internet advertising and marketing revenues of $1,360,775, which more than offset a decline of $254,467 or 19% in our revenues from software licensing in Asia. Domestic revenues were not significant during the eight months ended August 31, 1998. We had one license agreement that resulted in the recognition of $750,000 of revenues during the eight months ended August 31, 1998. Revenues derived in Asia during the eight-month periods ended August 31, 1998 and 1999 were generated from one customer.

     During the eight months ended August 31, 1998, our revenues were primarily derived from proprietary software sales and licensing in Asia. In 1998, we began offering certain of our software, as well as certain third party software products, to users through a suite of websites in exchange for users' adoption of our homepage as their Internet browser's starting page. During 1999, we diversified our revenue stream to include Internet advertising and marketing. In addition, proprietary software products enable us to produce Internet "ad supported software" and, accordingly, we believe the direction of the our products and services revenues will be Internet- based. We have also commenced Internet revenue sharing opportunities through e-commerce transactions.

Software Development and Product Expenses

     All internally generated software development costs have been expensed in the period incurred. Software development and product costs increased $13,054 or 2% from $544,911 during the eight months ended August 31,1998 to $557,965 in the comparable period in 1999, due to our expansion during the 1999 eight-month period. We expect our development activities to continue to increase significantly as we increase our emphasis on generating Internet advertising and marketing revenues.

Sales and Marketing Expenses

     Our sales and marketing expenses increased by $922,052 or 971% from $94,934 during the eight months ended August 31, 1998 to $1,016,986 during the comparable period in 1999. Internet advertising expenses were incurred in 1999 to promote our software products and increase traffic to our websites. Total advertising expenses incurred in the 1998 period totaled $28,556 for retail software sales. Total Internet advertising expenses incurred in the 1998 period were $93,393, and increased by $777,215 or 832% to $870,608 in the 1999 period. These expenses were incurred in order to support increased advertising revenues.

General and Administrative Expenses

     General and administrative expenses increased $197,765 or 98% from $201,791 during the eight months ended August 31, 1998 to $399,556 in the comparable period of 1999, largely due to increases in Internet communications-related expenses and salaries and wages. We believe that legal and professional fees, salaries and wages, and general office expenses, will increase significantly to provide for infrastructure necessary to administer a growing public company.

     On July 1, 1999, we granted certain stock options to employees at an exercise price of $0.50 per share, substantially below the then estimated fair value of our common stock of $1.04 per share. For these purposes, we estimated the fair value of our common stock based on a number of factors, including market valuations of certain comparable competitors, multiples of our trailing and projected revenues, and multiples our trailing and projected earnings. Generally, the stock options granted to employees vest over a period of 10 years from the date of grant. The stock options granted to directors vest over a period of 5 years from the date of grant. Accordingly, we recorded $9,606 of compensation expense during the eight months ended August 31, 1999. We will record annual compensation expense of approximately $51,500 related to these stock options. Additionally, we granted certain stock options in late July through August 31, 1999, at prices ranging from $1.50 to $3.00 per share, which we believe are representative of fair value at the time of grant. We believe that the further rapid development of our Internet business since the dates of such grants provides a reasonable basis for the increase in the Company's value since such dates. Accordingly, no compensation expense has been reflected in the accompanying financial statements.

Other Income and Expenses

     Other income and expenses include settlement gains from certain disputes with a former customer. We also received interest income on our interest bearing cash accounts.

Liquidity and Capital Resources

     During the periods reported, we generated sufficient cash flows from operations to support our business. During the eight months ended August 31, 1998 and 1999, we generated cash flows from operations of $372,884 and $429,806, respectively. Increases in accounts receivable required the use of additional operating cash flows in 1998 and 1999.

     At August 31, 1999, we had cash and cash equivalents of $300,897 and working capital of $331,538. We intend to continue to utilize our resources in 1999 for software and website development, marketing and advertising, to finance the higher level of accounts receivable necessary to support our anticipated increase in revenues and for capital expenditures, including the purchase of computer equipment and possibly software. However, our working capital requirements may change depending upon numerous factors, including, without limitation, the need to expand our website traffic through free software downloads and Internet advertising. We believe that our existing cash and cash equivalents and cash generated from operations, if any, should be sufficient to meet our currently anticipated liquidity and capital expenditure requirements for at least the next 12 months. There can be no assurance, however, that we will be successful in attaining our revenue goals, nor that attaining such goals will have the desired effect on our cash resources. We have no long-term debt; however, we believe that credit facilities may be available to us. There can be no assurances that we will be able to obtain additional financing, if at all, or that such financing will be on terms acceptable to us.

Foreign Currency Transactions

     Our revenues from Asia are denominated in US dollars. Accordingly, we do not incur transaction gains and losses related to foreign currencies.

Income Taxes

     During the periods presented, we were not subject to federal and state income taxes since we elected to be taxed as an S-Corporation. Accordingly, we report income on our stockholders' personal income tax return. Immediately prior to the initial closing of this offering, we will begin to be a taxed as a separate legal entity. The minimum regular federal income tax rate is currently 34%. At present, the State of Washington does not impose income taxes on corporations but does impose a business and occupation tax on corporations conducting business in the State of Washington. The consolidated statements of operations for the year ended December 31, 1998 and the eight months ended August 31, 1999 included in the financial statements included herein include pro forma net income, and basic and dilutive earnings per share, assuming we were taxed as a C-Corporation at the 34% federal income tax rate at the beginning of such reporting periods. We anticipate that not later than the first closing of this offering, we will distribute to our existing stockholders substantially all previously undistributed Subchapter S corporation earnings and profits.

Year 2000 Compliance Issues

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, in less than two months, computer systems and software used by many companies may need to be upgraded to comply with such Year 2000 requirements. We are in the process of conducting a review of issues related to our Year 2000 compliance. This review is intended to determine the effect of the turn of the century on the operability of our products and websites, internal and external information technology ("IT") systems, non-IT systems we utilize to conduct our business and other internal and external processes which may impact our operations. In connection with this evaluation, we also intend to review our vendors and suppliers for Year 2000 compliance and to effect changes where necessary.

     This review process is being conducted in three phases. The first phase encompassed a review of all of our products and websites, internal and external systems/processes and vendors and suppliers for Year 2000 compliance. The second phase was to correct all items identified as non-compliant and essential to our operations. The third phase is contemplated to be a second review to ensure year 2000 compliance and interoperability of all systems/processes.

     We are completing our review of the Year 2000 requirements. We believe that we have sufficient resources to complete our review in a timely manner. We have expended a total of approximately $3,000 in our year 2000 compliance review and implementation efforts through August 31, 1999, and anticipate additional expenditures of approximately $2,000 to complete the final phase of compliance.

     We produce computer application software and operate several websites. We have determined that all products that we have developed and our websites are Year 2000 compliant. We currently believe that we have no liability concerning any of our products with respect to Year 2000 requirements.

     We do not know, at this time, of any of our products, processes or systems, which, if found to be non-Year 2000 compliant, would have any significant impact on us. We believe that our having 19 servers at three separate geographic locations should minimize any risk that our Internet business would fail to operate in 2000. We are developing a contingency plan to address any failure of our products, vendors or IT systems to be Year 2000 compliant.

Seasonality


     The computer software and Internet advertising markets are characterized by significant seasonal swings in demand, with the strongest demand for both occurring in the fourth quarter of each year. We expect our net sales and operating results to continue to be affected by these fluctuations, though our results of operations are not expected to be a direct function of these fluctuations. Our revenues may also experience substantial variations as a result of a number of factors, such as consumer and business preferences and introduction of competing products by competitors, as well as limited time promotional pricing and other offers. There can be no assurance that we will achieve consistent growth or profitability on a quarterly or annual basis.

Inflation

     We believe that inflation has generally not had a material impact on our operations.

                                    BUSINESS

Overview

     We are a provider of online direct marketing services, advertising solutions and proprietary software. We combine Internet-based direct marketing and advertising services with programs that reward consumers with free software when they use our designated homepage as their Internet browser's starting page. These online incentive programs are intended to provide flexible, incentive-marketing solutions for our Internet advertising and marketing clients. Our payment structure, in which our Internet advertising and marketing clients are only charged when our website visitors execute specific predefined actions, provides these clients with a known cost to achieve the desired response to their advertising campaigns. We intend to leverage our developing homepage subscriber base and our targeting capabilities to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce their cost of acquiring new customers. According to Nielsen Media Research/Net Rating, we had the number one most "clicked-on" advertising banner on the Internet during the week of July 1999. According to PC Data Online, we were the 42nd most popular web property on the Internet in July 1999, the 54th most popular web property on the Internet in August 1999 and the 92nd most popular property on the Internet in September 1999.

     We initially provided crisis intervention computer software programing services in the Silicon Valley region of California. We became a leading provider of SCSI software services and developed a library of SCSI software solutions that we sold to the Microelectronics Products Division of NCR Corporation in 1992. After relocating to Kitsap County, Washington, in the Puget Sound area in 1992, we developed d-Time, a software product that accelerated the performance of CD-ROM drives, which by 1995 became a top 100 software title in the U.S., according to PC Data Online, and a top 20 software title in Japan. As the need for CD-ROM performance acceleration declined in light of the rapid increase in CD-ROM drive speed, we developed Superfassst, a hard drive performance acceleration product. Superfassst won the Best of COMDEX finalist award at the Fall 1996 COMDEX in the Utility Software category. As the Internet revolution developed, we developed Webcelerator, a software product which accelerated the performance of web browsers. We have also developed several additional software products. See "BUSINESS-Products."

     In 1996, we also began developing our Internet business model, pursuant to which we provide certain of our software products, as well as certain third party products, free on our websites to visitors who agree to use one of our websites, homepageware.com, as their Internet browser's starting page. This generates significant traffic to our homepageware websites, allowing us to sell pay-for-performance Internet advertising to Internet advertising and marketing clients. We allow these clients to cancel their Internet advertising programs within a two-week trial period at no cost. Historically, over 70% of our Internet advertising and marketing clients renew advertising commitments to us, and less than 20% of our Internet advertising and marketing clients cancel their Internet advertising programs within the two-week free trial period.

     Our Internet business model has resulted in the increase in unique visitors to our websites from approximately 800,000 in February 1999 to over 4 million in August 1999, and has generated profitable operations.

     We were initially incorporated in 1987 as Ballard Synergy Corporation, a Nevada corporation, and merged with a Washington corporation in 1995 and changed our name to Acceleration Software International Corporation in 1996. In November 1999, we formed eAcceleration, a Delaware corporation, which is our parent company. Prior to the first closing under this offering, we plan to merge Acceleration Software International Corporation into eAcceleration and remain a Delaware corporation. Our principal executive offices are located at 1223 NW Finn Hill Road, Poulsbo, Washington; telephone: (360) 697-9260; fax: (360) 598-2450; corporate website: www.eAcceleration.com.

Industry Background

     Growth of the Internet and Online Commerce

     Over the past several years, the Internet has emerged as a powerful and efficient new medium, enabling people worldwide to exchange information, communicate and conduct business electronically. The number of people using the

Internet continues to expand rapidly. The Internet has become the fastest growing communications medium in history, according to the eAdvertising Report, a publication prepared by Advertising Age and eMarketer. The eAdvertising Report states that the Internet reached the critical mass of 50 million Americans in only five years as compared to 13 years for television, 38 years for radio and 10 years for cable television.

     Businesses have recognized the online commerce opportunity and are increasingly using the Internet to sell and distribute products and services. As online commerce and the number of people using the Internet grow, advertisers and direct marketers are increasingly using the Internet to locate customers, advertise products or services and facilitate transactions. The eAdvertising Report estimates that approximately $1.5 billion was spent by U.S. companies on Internet advertising worldwide in 1998, and this amount is expected to grow to approximately $2.6 billion by the end of 1999 and to approximately $8.9 billion in 2002. According to the eAdvertising Report, Internet advertising spending will account for approximately 1.2% of the total advertising spending in 1999 and this amount is predicted to grow to 3.4% in 2002.

     Direct Marketing

     Advertising expenditures can be broadly categorized as either brand advertising or direct marketing. Brand advertising is intended to generate brand name awareness and create a specific image for a particular company, product or service. Direct marketing involves any direct communication to a consumer intended to generate a specific response or action, generally the purchase of a product or service. The Direct Marketing Association estimates total direct marketing expenditures in the United States at $162.7 billion. By the year 2003, it expects that this figure will exceed $221 billion.

          Traditional Direct Marketing. Traditional direct marketing media include direct mail, telemarketing and newspaper, magazine, radio and television advertisements. Although traditional direct marketing is effective and widely used, it presents a number of challenges for marketers and consumers alike. Traditional direct marketers generally lack specific and timely information on a particular consumer's immediate interests. As a result, marketers spend considerable resources on communications most consumers don't want or need. Given the costs associated with traditional direct marketing, which include telecommunications, postage, printing, assembly, labor and facilities, we believe the often low response rates make the process inefficient.

          Online Direct Marketing. Online direct marketing media include banner advertisements, targeted email solicitations and website sponsorships. We believe online direct marketing is more attractive than traditional direct marketing because it requires lower production costs and provides easier and faster customer response features. In addition, online direct marketing allows marketers to easily:

     -    develop one-to-one relationships with consumers;

     -    collect data and feedback on marketing campaigns; and

     -    customize marketing campaigns to broad audiences or specific groups.

     Even with these advantages, direct marketers face challenges in realizing the full potential of the Internet as a marketing medium. With millions of websites, only a fraction of which have significant audiences, it is difficult for marketers to decide where to spend their marketing dollars. Even leading brand name marketers who build their own websites must find ways to attract a sizeable audience of visitors. In addition, technological hurdles may impede conventional direct marketers from successfully extending their activities to the Internet. In order to participate in most online marketing efforts, marketers must build and maintain websites as well as incorporate order-taking capabilities and develop systems to integrate online ordering with their traditional databases.

     We believe marketers desire a solution that benefits from the effectiveness of direct marketing while overcoming the challenges presented by both traditional and online marketing methods.

The eAcceleration Solution

     We act as an intermediary between consumers and marketers, through which consumers seeking to try new software products are presented with a collection of free software in exchange for such consumers using our designated homepage as their Internet browser's starting page. Online marketers seeking an audience of potential customers advertise on this homepage and on our other websites. We offer a consumer-directed process in which consumers select only those products of immediate interest to them. In turn, advertisers pay only for performance in the form of clickthroughs, downloads, email addresses, signups or other objectives. We believe that our solution creates a highly effective method of direct marketing in terms of cost, targeting, efficiency and consumer satisfaction.

Strategy

     Our objective is to attain a leading position in the global online direct marketing and incentives-based advertising market, while maintaining historical profit margins. Based on estimates of the total revenues in this market and our Internet advertising revenues over the six month period from March 1999 to August 1999, we believe that we have achieved a market share of approximately one tenth of one percent of aggregate worldwide Internet advertising revenues. As the overall total amount of money spent on Internet advertising increases in the future, we believe that our Internet advertising market share will also increase, and hope that it will increase up to one percent over the next several years; however, no assurance can be given in this regard.

     We intend to achieve our objective through the following key strategies:

     Increase size of subscriber base

     We intend to continue to expand our subscriber base through subscriber acquisition activities such as co- registration programs, co-marketing programs and advertising on third-party Internet sites. We also plan to initiate a public relations campaign, in order to, among other things, attract new subscribers. In addition, we intend to explore international opportunities, including potential strategic alliances, in order to in order to continue to expand our subscriber base.

     Increase Number of Advertising and Marketing Clients

     We are seeking to broaden our advertising and marketing client base by increasing our direct and indirect sales and marketing efforts. We may increase the size of our direct sales force. In addition, we are seeking to take advantage of existing distribution channels, such as advertising networks, to expand the number of advertisers using our homepage marketing system.

     Increase Traffic and Transactions

     Our strategy of rapidly increasing consumer traffic to our website is focused on both new and repeat visitors. New visits are expected to be driven primarily by our online advertising programs, enhanced software offerings, and word-of-mouth referrals.

     Expand Offers

     The number and quality of offers on our site are critical to our ability to attract visitors and increase revenues from our marketer client base. We believe we have a significant competitive advantage in attracting additional marketer clients due to the large number of consumers visiting our websites and our popular software offerings, including Internet-related software. We expect to implement content expansion through a combination of internal sales efforts, partnerships and acquisitions.

     Continue to Develop and Use Technology to Enhance Website Capabilities and Visits

     We have designed and implemented proprietary systems that enable us to ensure that users of our free software also use our homepage as their Internet browser's starting page. We regularly update our websites to encourage consumers to frequently revisit. As part of our effort to promote repeat visits, we continue to develop features that will make our visitors' homepage experience faster, easier and more personalized. We have spent approximately $1,000,000 and $900,000 on research and development during 1997 and 1998, respectively.

     Acquisitions

     We intend to explore possible acquisitions of complimentary
Internet-related businesses. We are not currently involved in any discussions or negotiations relating to any material acquisition.

Sales and Marketing

     Our primary sales strategy is to sell our services directly to advertisers, direct marketers, advertising agencies and other advertising-supported software companies. We currently sell our services directly to clients in the United States utilizing four employees located in Poulsbo, Washington, which is located in the Puget Sound area. Our sales force is dedicated to establishing and maintaining relationships with advertising and marketing clients. Our sales force uses industry directories, personal contacts, industry knowledge and Internet search engines to seek likely sales prospects. We also receive sales leads from advertising agencies that have recommended us to clients.

     Advertising and Marketing Client Benefits:

     - Cost-per-action Payment Structure. We provide a cost-per-action incentive marketing solution, in which our clients are only charged when pre-defined actions specified by our clients are generated. In contrast, with the commonly used cost-per-thousand impression banner advertising, advertisers typically pay for a number of impressions on websites, regardless of whether consumers click on, or take any action in response to, the banner advertisement. Our cost-per-action solution provides our clients with a known cost per yield for each advertising and marketing campaign and a measurable cost of acquiring new customers.

     -    Intended   Targeting   Capability.   We  intend  to  leverage  our
          subscriber base to customized, targeted campaigns for our clients. This targeting capability is expected to enable our clients to focus on specific demographic segments or groups than exhibit desirable online behavioral patterns. We believe that by focusing on a specific target audience, our clients should increase response rates and reduce their customer acquisition costs.

     Subscriber Benefits:

     -    Free Software. Our subscribers have the opportunity to obtain high
          quality  software  that   facilitates  faster  Internet or  hard drive
          performance, allows MP3 creation and playback, download management assistance and computer games.

     - Subscriber Choice. Subscribers may choose to respond only to advertising and marketing that interests them and provides a reward to induce their participation.

     - Newsletters. Subscribers may elect to receive newsletters relating to, among other things, finance, sports and other information.

Products and Services

     Software Products

     We publish the following software products, among others:

     Webcelerator is, based on our tracking, one of the most popular World Wide Web browser performance acceleration software products, with over two million copies having been installed. This product enhances the speed of users' browsing by both remembering where users have browsed and anticipating where they will browse. It operates on the Windows 95, Windows 98, and Windows NT operating systems. We have applied for a patent with respect to this product.

     Superfassst increases the speed of computers' performance in several respects, including starting computer applications and accessing folders. It operates on the Windows 95 and Windows 98 operating systems. We have been issued two patents and one additional patent with respect to this product has been allowed but not yet issued.

     MP3Creator allows users to play and facilitates the creation of MP3 format files. It operates on the Windows 95, Windows 98, and MacIntosh operating systems.

     Internet Optimizer adjusts network message transfer settings to facilitate optimal network configuration. It operates on the Windows 95 and Windows 98 operating systems.

     Net Butler manages network downloads and uploads. It operates on the Windows 95, Windows 98, and Windows NT operating systems.

     Z.E.U.S. provides an easy-to-use interface for making and extracting zip files, and also facilitates the creation of self-extracting archives. It operates on the Windows 95, Windows 98, and Windows NT operating systems.

     d-Time speeds the performance of CD-ROM drives. First introduced in 1994, it was our first retail computer software application product. It operates on the Windows 95, Windows 98, and MacIntosh operating systems.

     Phantom CD allows users to make a virtual copy of CD-ROMs onto their hard drive, which enables users to eliminate the need for the CD-ROM and increase performance speed. It operates on the Windows 95 and Windows 98 operating systems, and is expected to operate on the Windows NT operating system shortly.

     Each of the above products is offered as free homepageware, such that all users are required to adopt our homepage as their Internet browser's starting page. We also provide certain third party software, including online games and entertainment software, as homepageware.

     Websites

     We operate numerous websites, the principal ones including the following:

     Homepageware.com and several mirror websites appear as the starting page for the Internet browser of users of our homepageware software. We estimate that approximately 1.7 million unique users visited our homepageware.com and mirror websites in August 1999, according to data provided by PC Data Online, a web measuring service.

     Webcelerator.com and several mirror websites provide our homepageware free to users. We attempt to drive traffic to these websites through Internet advertising and promotion.

     Clicksales.com, Downloadsales.com, and Signupsales.com provide information to online media buyers with respect to our pay-for-performance Internet advertising programs. These programs typically include a two-week test period new customers, who have the right to cancel the program without cost during such period if they are not satisfied with the program's results.

     Freebranding.com, a newly launched website, provides an affiliate program to other websites pursuant to which we generally share equally the starting pages of new homepageware users provided by such other websites. We have a patent pending with respect to certain technology used in connection with this website.

     We sell performance-based advertising on our homepageware.com, webcelerator.com and mirror websites, which we generate from our clicksales.com, downloadsales.com and signupsales.com websites. We have historically experienced a relatively high rate of monthly renewals, and a relatively low rate of cancellations of our Internet advertising programs.

     Newsletters

     We currently disseminate by email several free newsletters relating to topics such as initial public offerings, sports, online shopping and free software to an aggregate of approximately 300,000 subscribers. We attempt to generate subscribers for these newsletters, as well as third party newsletters, by promoting them on our websites.

Customers

     Our advertising and marketing clients pay us commissions each time a member takes an action defined by our clients in response to some online advertising or promotion. We have approximately 75 current Internet advertising and marketing clients. Our five largest Internet advertising and marketing clients accounted for 49% of our Internet advertising and marketing revenues in the eight months ending August 31, 1999. In 1997, two software customers, Pointe Control, a Japanese distributer, and Syncronys Softcorp, a domestic distributer, accounted for 62% and 30%, respectively, of our revenue. In 1998, these customers accounted for 85% and 14%, respectively, of our revenue. In the eight months ended August 31, 1999, Syncronys accounted for 45% of our revenue and Media Ring, Inc., an Internet advertising and marketing client, accounted for 18% of our total revenue and 34% of our Internet advertising and marketing revenue. If one or more of our large customers cease operations or cease or reduce their business with us, our results of operations and financial conditions could be adversely affected.

Suppliers

     We are dependent on products and services provided by a variety of Internet suppliers. Many of these suppliers have reported significant financial losses and may not continue operations in the long term. Accordingly, we have established redundant relationships with our suppliers in order to mitigate our risk. The unavailability of adequate supplies could adversely affect us.

Technology and Infrastructure

     We have developed an expandable, secure and reliable technology infrastructure to support our online direct marketing programs. One of the principal elements of our proprietary technology is our ability to ensure that our free software customers use our homepage as their Internet browser's starting page.

     Expandability

     Our technology is designed to support up to approximately 25 million visitors per month. To date we have demonstrated that our architecture is capable of rapid expansion as visitors-per-month have increased from approximately 800,000 in February 1999 to more than four million in August 1999.

     Security

     We incorporate a variety of encryption techniques meant to protect the privacy of consumer information. We also employ a variety of automated fraud detection procedures to identify patterns of abuse and potential fraudulent use of the system. Our fraud detection systems can automatically disable accounts in which fraud is suspected. The data center where our system is located provides security management 24 hours per day, seven days per week.

     Reliability

     Our software system architecture uses industry standard technologies to maximize reliability. We use Secure Socket Layer for secure transactions, Oracle databases, the UNIX operating system and the Apache web server within our infrastructure. All of these platforms have demonstrated a high degree of reliability. We back up our Oracle databases and other information to long-term tape storage on a regular basis.

     Our network servers are housed separately at three separate geographic locations. We believe that each data center provides redundant network connections, redundant connections to power grids, diesel generators for emergency power, air conditioning and engineering support 24 hours per day, seven days per week. Our infrastructure is built to maximize reliability through the use of multiple central processor units and redundant power supplies, networking and input/output controllers.

Competition

Website Competition

     We face intense competition from both traditional and online advertising and direct marketing companies. We also face competition from established online portals and community websites that engage in direct marketing. We compete directly and indirectly for marketers and consumers with companies in various categories, including:

     Other Free-Offer Websites There are a number of sites, both large and small, that give consumers access to free software and other offers, including Freeshop.com, Winfiles.com, Download.com, shareware.com, Volition.com, and Free2Try.com.

     Specialty Lead-Generation Websites. Various websites focus on generating leads for a specific segment of the direct marketing industry, such as the catalog, magazine or coupon segments. While these websites typically provide a depth of offerings within their specific sector, they may not offer promotions across a broad spectrum of product categories. These sites include eNews, Cataloglink and Catalogcity. In some instances, we may include their offerings on our websites.

     Other Websites. We also compete with a number of "community" sites that offer content, services or information about a particular topic, as well as other advertising networks. In addition, we compete with sites featuring loyalty programs that reward consumers for taking specific actions such as Cybergold, Inc. and MyPoints.com

     The number of websites competing for consumer attention and marketers' dollars has proliferated, and we expect that competition will continue to intensify. We also compete with traditional media such as television, radio and print for a share of marketers' total marketing budgets. We may be unable to compete successfully against current or future competitors, many of which have significantly greater financial, technical and marketing resources.

     We believe that the principal competitive factors in our website markets are:

     -    brand recognition;
     -    website speed and ease of use;
     -    quality and diversity of offers; and
     - the volume of online visitors, duration and frequency of visits and their demographic profiles.

     Software Competition

     Competition in the computer software industry is fierce. We believe that the principal competitive factors in the software industry generally include content quality, brand name recognition, ease of use, merchandising, product features, quality, reliability, online technology and price. Based on our current and anticipated future product offerings, we believe that we compete or will compete effectively in these areas, particularly in the way of quality, ease of use, product features, online technology and price; however, no assurance can be given that our products will continue to achieve market acceptance or that any such market acceptance can be sustained.

     We compete primarily with other software publishers. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing, distribution, technical and other resources. We believe that the primary competitors for our software products are Microsoft Corporation, Web 3000, Bonzi Software, Symantec, Network Associates, Real Networks, Nico Mak Computing, Inc. and Aureate Software, among others. Many of our competitors are larger and have greater financial resources than us, and no assurance can be given that we will be able to successfully compete against these competitors.

Government Regulation

     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in Internet usage and reduce the demand for all products and services offered on the Internet. Recently, Congress enacted legislation regarding children's privacy on the Internet. It is possible that additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, taxation, advertising, intellectual property rights and information security. Several states have proposed legislation to limit the use of personal user information gathered online or to require online services to establish privacy policies.

     The Federal Trade Commission recently reported that it has no present intention of proposing legislation to address online privacy in the near future, and that it believes self-regulation to be the best course of action, except for rules enacted to implement the Children's Online Privacy Protection Act, which governs the collection of personal information from children and the confidentiality of such information. However, the FTC has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties.

     Legislation has recently been enacted in several states relating to sending unsolicited emails, a practice commonly referred to as "spamming." The federal government and several other states, including New York, are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, generally they limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques, such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests. We believe that our email newsletters will not be affected by legislation directed at unsolicited emails because we do not send unsolicited messages and because our current practices are intended to comply with current and proposed legislation. However, if we are required to change our business practices as a result of new legislation, our business could suffer.

     We do not know how our business may be affected by the application to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. Most of these laws were adopted before the advent of the Internet and do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our service or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because our services are available on the Internet in multiple states and foreign countries, these states and countries may claim that we are required to qualify to do business in their jurisdictions. Our failure to qualify in any jurisdictions where we are required to do so could subject us to taxes and penalties. It could also restrict our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

     The European Union has adopted a privacy directive that went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited with respect to the transactions in which they may engage with business entities domiciled outside the EU, unless the non-EU entities are domiciled in jurisdictions with privacy laws comparable to the EU privacy directive. The United States presently does not have laws that satisfy the EU privacy directive. Discussions between representatives of the EU and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue doing business without limitation. If these negotiations are not successful and the EU begins enforcing the privacy directive, there could be an adverse impact on international Internet business. If we do business directly in the EU in the future, we will be required to comply with the EU privacy directive.

Intellectual Property

     We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, independent contractors, partners and others to protect our intellectual property rights. We own nine patents, including one foreign patent, on our software products and have ten patent applications pending with respect thereto. We have registered certain trademarks in the United States and may apply for registration in the United States for other trademarks and service marks. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. We generally rely on common law copyright protection, and do not generally register our copyrights.

     We have registered a number of domain names, including eAcceleration.com, homepageware.com, clicksales.com, downloadsales.com, signupsales.com and freebranding.com. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is evolving. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe on or otherwise decrease the value of our trademarks and other proprietary rights. We have no knowledge of any companies in other countries using domain names that infringe on our trademarks.

     We may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any such license on commercially reasonable terms, if at all, or guarantee that rights granted by any licenses will be valid and enforceable.

Employees

     As of September 30, 1999, we had a total of 35 employees, including four in sales and marketing, 26 in technology and development, and five in administration. None of our employees are represented by unions, and we consider relations with our employees to be good.

Facilities

     We currently occupy approximately 4,500 square feet in a leased facility in Poulsbo, Washington, with a monthly rental cost of approximately $2,100 per month. Our current lease for our Poulsbo space expires in February, 2004. We expect that this facility will not be adequate to meet our needs over the next several months, and we are currently in the process of seeking to lease up to 50,000 additional square feet in the Kitsap County, Washington area.

                                   MANAGEMENT

Directors and Executive Officers

     The following persons are our current executive officers, directors and director nominees:

Name                          Age                      Position

Clint Ballard                 36             President, Chief Executive Officer
                                             and Director

Diana T. Ballard              42             Chairman of the Board, Secretary
                                             and Treasurer

Shane H. Traveller            32             Chief Financial Officer

Michael J. Clementz           56             Director nominee

Edward P. Swain, Jr.          64             Director nominee

     Set forth below is a brief description of the background of our officers and directors based on information provided by them to us.

     Clint Ballard is the President and Chief Executive Officer of eAcceleration, serving as Chief Executive Officer as well as President or other executive capacities since inception. Mr. Ballard received a B.S. in mathematics from the California Institute of Technology in 1984.

     Diana T. Ballard is the Chairman of the Board, Secretary and Treasurer of eAcceleration serving as Chairman of the Board as well as other executive capacities including President since inception. Ms. Ballard is the wife of Clint Ballard.

     Shane H. Traveller was elected in October 1999 as Chief Financial Officer of eAcceleration. Mr. Traveller served as Chief Financial Officer of Trimedyne, Inc. a manufacturer of medical equipment, since 1998, as President of Pyro Shield, Inc., a U.S. - Russian joint venture that developed industrial insulation, from 1996 though 1998 and as Chief Financial Officer of Worldwide Investment Network, Inc., an asset management company, from 1994 through 1996. Mr. Traveller received a B.S. in Accounting from Brigham Young University's Marriot School of Management in 1991.

     Michael J. Clementz was nominated in November 1999 to serve as director of eAcceleration and has served as consultant to us since September 1999. Mr. Clementz has been Chairman and CEO of North Sound Bank (formerly, the Bank of Poulsbo) since 1999, President and CEO of such Company since prior to 1994 and President and CEO of Liberty Bay Financial Corporation since prior to 1994. Mr. Clementz was a bank examiner with the Washington State Division of Banking from 1966 to 1979. Mr. Clementz serves on the Board of Directors of North Sound Bank and Liberty Bay Financial Corporation. He is a past president and director of the Washington Bankers Association and has served the American Bankers Association as a committee member of the Government Relations Council and Community Bankers Council. He is a former advisory director of the Conference of State Bank Supervisors, Washington D. C. He was appointed by the Supreme Court for the State of Washington, to serve as a lay person on the Washington State Lawyers Disciplinary Board.

     Edward P. Swain, Jr. was nominated in November 1999 to serve as director of eAcceleration and has served as consultant to us since September 1999. Mr. Swain has served as President of PT Holdings Corporation since December 1997. From January 1992 through December 1997, Mr. Swain served as President, CEO and director of Port Townsend Paper Corporation and from December 1997 to December 1998 he served as Chairman of the Board of such company. Mr. Swain has served as a director of FiberMark, Inc. since 1998 and as director of Interactive Financial Services Group, Inc., the holding company for a proposed Internet bank (national charter applied for) since

December 1998. He is also a member of the Board of Trustees of the Museum of Flight in Seattle, Washington. Mr. Swain received a B.A. from Williams College in 1957 and a LLb from Harvard Law School in 1964.

     We expect to become the beneficiary of a "key person" life insurance policy in the amount of $2,000,000 on the life of Clint Ballard, our President and Chief Executive Officer, shortly after the date of this Prospectus.

     Our Board of Directors is elected annually by our stockholders. Directors receive no cash compensation for their services to us as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. Members of the Board of Directors are eligible to participate in our 1999 Stock Option Plan.


     The Audit Committee currently consists of Clint Ballard and Diana T. Ballard. We anticipate that Michael J. Clementz and Edward P. Swain, Jr. will serve as the Audit Committee immediately upon being elected to our Board of Directors. The Audit Committee recommends engagement of our independent certified public accountants, and is primarily responsible for reviewing and approving the scope of the audit and other services performed by our independent certified public accountants and for reviewing and evaluating our accounting principles and practices, systems of internal controls, quality of financial reporting and accounting and financial staff, as well as any reports or recommendations issued by the independent accountants.

     The Compensation Committee currently consists of Clint Ballard and Diana T. Ballard. We anticipate that Michael J. Clementz and Edward P. Swain, Jr. will serve as the Compensation Committee immediately upon being elected to our Board of Directors. The Compensation Committee generally reviews and approves our executive compensation and currently administers our 1999 Stock Option Plan.

Executive Compensation

     The following table sets forth the cash and other compensation paid in the last three years to our chief executive officer and all other executive officers.

                                                   Annual Compensation
                             ------------------------------------------------------------
Name and                                                                Other Annual
Principal Position           Year      Salary         Bonu              Compensation(1)
------------------           ----      ------         -----             ---------------
Clint Ballard                1998     $104,000      $175,000  (2)               -
  President and Chief        1997      208,000       198,325  (2)               -
  Executive Officer          1996      208,000        60,000  (2)               -

Diana T. Ballard             1998            -       175,000  (2)               -
 Chairman of the Board,      1997            -       198,325  (2)               -
Secretary and Treasurer      1996            -        60,000  (2)               -

(1) The   value   of   all perquisites   provided did  not   exceed  the
    lesser of  $50,000  or 10% of  the  officer's salary and bonus.
(2) Represents S corporation tax distributions.

Employment Agreements

     We have entered into employment agreements with each of Clint Ballard and Diana T. Ballard. The employment agreement with Clint Ballard provides for him to serve as the President, Chief Executive Officer and a director, and provides for an annual base salary of $104,000, a bonus of 2.5% of our income before taxes and various fringe benefits. The employment agreement with Diana T. Ballard provides for her to serve as the Chairman of the Board, provides for an annual base salary of $104,000 and provides for a bonus of 2.5% of our income before taxes and various fringe benefits. Each of the above-described agreements becomes effective upon the first closing of this offering, expires on the fifth anniversary of the first closing of this offering and contains restrictions on the employee engaging in competition with us for the term thereof and for one year thereafter and provisions protecting our proprietary rights and information. Each agreement also provides for the payment of three times the employee's previous year's cash compensation, less $1.00, upon his or her termination in the event of a change in control of eAcceleration (a "Change in Control"), which is defined therein to mean (a) a change in control as defined in Rule 12b- 2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) a person (as such term is defined in Sections 13(d) and 14(d) of the Exchange
Act) other than a current director or officer of eAcceleration becoming the beneficial owner, directly or indirectly, of 20% of the voting power of our outstanding securities or (c) the members of the Board of Directors at the beginning of any two-year period ceasing to constitute at least a majority of the Board of Directors unless the election of any new director during such period has been approved in advance by two-thirds of the directors in office at the beginning of such two-year period.

1999 Stock Option Plan

     We have adopted the 1999 Stock Option Plan, as amended, (the "1999 Plan") in order to motivate our qualified employees, officers, directors, consultants and independent contractors, to assist us in attracting employees and to align the interests of such persons with those of our stockholders. The 1999 Plan provides for the grant of "incentive stock options" within the meaning of the
Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock and other types of awards to our officers, directors, key employees, consultants, agents, advisors and independent contractors.

     The 1999 Plan, which will be administered by the Compensation Committee of the Board of Directors, authorizes the issuance of a maximum of 5,000,000 shares of common stock, which may be either newly issued shares, treasury shares, reacquired shares, shares purchased in the open market or any combination thereof. Incentive stock options generally may be granted at an exercise price of not less than the fair market value of shares of common stock on the date of grant, and non-qualified stock options may be granted at an exercise price of not less than 85% of such fair market value. If any award under the 1999 Plan terminates, expires unexercised, or is cancelled, the shares of common stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. We have options to purchase an aggregate of 1,085,000 shares of common stock outstanding under the 1999 Plan, including options to purchase 50,000 shares of common stock granted to each of Michael J. Clementz and Edward P. Swain, Jr., each of which such options are exercisable at $3.00 per share in equal annual installments over five years. We have also granted options to purchase 150,000 shares of common stock to Shane H. Traveller, which are exercisable at $3.00 per share, 62,500 of which are exercisable in equal installments over ten years and 87,500 of which are exercisable in full after nine years; provided, that all or a portion of such 87,500 shares may become exercisable at earlier times upon the consummation of an underwritten public offering if certain market capitalization threshold levels are achieved. No options have been granted to Clint Ballard or Diana T. Ballard.

Personal Liability and Indemnification of Directors

     Our Certificate of Incorporation and Bylaws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnification of directors and other persons. We are unaware of any pending or threatened litigation against us or our directors that would result in any liability for which such director would seek indemnification or similar protection.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors has resulted in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which are or intend to become public companies.

     Prior to the initial closing of this offering, we expect that our officers and directors will be covered by officers' and directors' liability insurance. We expect that the policy coverage will be $3,000,000, which will include reimbursement for costs and fees. Prior to the initial closing of this offering, we also expect to enter into Indemnification Agreements with each of our executive officers and directors. The agreements will provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a "Proceeding", as defined in the Indemnification Agreements, including amounts paid in settlement by or on behalf of an "Indemnitee", as defined such agreements.

     In the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933, such as those contained in the Indemnification Agreements, is contrary to public policy and, therefore, is unenforceable.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of October 31, 1999, and as adjusted to reflect the sale of the shares of Common Stock offered by this Prospectus, of (i) each person known by us to beneficially own 5% or more of the shares of outstanding common stock, (ii) each of our executive officers and directors, and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by, the persons named as owners.

                             Amount and Nature of       Percentage Ownership of     Percentage Ownership of
Name and Address of          Common Stock               Common Stock                    Common Stock
Beneficial Owner             Beneficially Owned         Before Offering                After Offering
-------------------          --------------------       ---------------             -----------------------
                                                                                Minimum         Maximum
                                                                                -------         -------
Clint Ballard                   34,300,000  (1)              100%                   98.9%           92.0%

Diana Ballard                   34,300,000  (2)              100%                   98.9%           92.0%

Shane H. Traveller                  0                          -                      -                -


All officers and directors      34,300,000                   100%                   98.9%           92.0%
as a group (3 persons)
-----------------------------

(1)  Includes 17,150,000 shares owned by Mr. Ballard's wife, Diana Ballard.
(2)  Includes 17,150,000 shares owned by Mr. Ballard.


                           RELATED PARTY TRANSACTIONS

     We have entered into employment agreements with Clint Ballard, our President and Chief Executive Officer and Diana T. Ballard, our Chairman of the Board. See "Management Executive Compensation."

     We have granted options to purchase 50,000 shares of common stock exercisable at an exercise price of $3.00 per share in equal installments over a five year period to two consultants and director nominees, Michael J. Clementz and Edward P. Swain, Jr. See "Management - Stock Option Plans."

     All transactions between us and any or our officers or directors will be on terms no less favorable to us than would be available from unaffiliated third parties.

                              PLAN OF DISTRIBUTION

Arbitrary Determination of Offering Price

     We have determined the initial offering price of the shares arbitrarily. Among the factors we considered were the nature and scope of our operations, our current financial condition and financial requirements, estimates of our business potential and prospects, the perceived market demand for our products, the market capitalization, revenues and profits of other companies with top 100 Internet websites, the economics of the information technology, Internet and software industries, the general condition of the equities market, the valuations of other companies in our market segment, and other factors.

Limited State Registration

     We will qualify or register the sales of the shares in a limited number of states. We will not accept subscriptions from investors resident in other states. In order to comply with the applicable securities laws, if any, of certain states, the shares will be offered or sold in such states through registered or licensed brokers or dealers in those states.

Terms of Sale of the Shares

     We are offering the shares on a "best efforts, 400,000 share minimum, 3,000,000 share maximum" basis through our officers and directors. No sales commissions will be paid to any of our officers or directors. Prospective investors must purchase the shares in increments of 100 shares. Until we have sold at least 400,000 shares, we will not accept subscriptions for any shares. All proceeds of this offering will be deposited in an non-interest bearing escrow account with American Stock Transfer & Trust Co. We have the right to accept or reject any subscription for shares offered hereby, in whole or in part, for any reason or for no reason. The offering will remain open until all shares offered hereby are sold or nine months after the date of this prospectus, unless we decide to cease selling efforts at any time prior to such date. We will reimburse our officers and directors for expenses incurred in connection with the offer and sale of the shares. Our officers and directors are relying on Rule 3a4-1 of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sales of the shares. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1, an officer or director must (1) not be subject to a statutory disqualification; (2) not be compensated in connection with such selling participation by payment of commissions or other remuneration based either directly or indirectly on such transactions; (3) not be an associated person of a broker-dealer; and (4) (i) restrict participation to transactions involving offers and sale of the shares, and (ii) perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 months, and (iii) restrict participation to written communications or responses to inquiries of potential purchasers. Our officers and directors intend to comply with the guidelines enumerated in Rule 3a4-1.

Use of a Broker-Dealer

     We may locate one or more broker-dealers who may offer and sell the shares on terms acceptable to us. If we determine to use a broker-dealer, such broker-dealer must be a member in good standing of the National Association of Securities Dealers, Inc. and registered, if required, to conduct sales in those states in which it would sell the shares. We anticipate that we would not pay in excess of 10% as a sales commission for any sales of the shares. If a broker-dealer were to sell shares, it is likely that such broker-dealer would be deemed to be an underwriter of the shares as defined in Section 2(11) of the Securities Act and we would be required to obtain a no-objection position from the National Association of Securities Dealers, Inc. regarding the underwriting and compensation terms entered into between us and such potential broker-dealer. In addition, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part to disclose the name of such selling broker-dealer and the agreed underwriting and compensation terms. We currently have no agreements or understandings with any broker-dealer to offer shares for sale.

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, and 2,000,000 shares of Serial Preferred Stock, par value $.0001 per share.

Common Stock

     General. We have 100,000,000 authorized shares of common stock, par value $.0001 per share, 34,300,000 of which are issued and outstanding prior to this offering. All shares of common stock currently outstanding are validly issued, fully paid and non-assessable, and are all owned beneficially and of record by two stockholders, Clint Ballard and Diana T. Ballard. All shares which are the subject of this prospectus, when issued and paid for pursuant to this offering, will be validly issued, fully paid and non-assessable.

     Voting Rights. Each share of our common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. Our Board of Directors is elected annually at each annual meeting of the stockholders. The holders are not permitted to vote their shares cumulatively. According, the holders of more than fifty percent (50%) of the voting power of eAcceleration can elect all of our directors. See "Principal Stockholders" and "Risk Factors" Concentration of Stock Ownership in Management".

     Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when, as and if declared by our Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. We expect that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, general business conditions and other pertinent facts. There can be no assurance that any dividends on the common stock will ever be paid.

     Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscriptions rights, conversions rights, redemption or sinking fund provisions. In the event of the liquidation or dissolution, whether voluntary or involuntary, of eAcceleration, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity of eAccleration after satisfaction of all liabilities.

     Shares Eligible for future Sale. Upon completion of this offering, we will have 34,700,000 shares of common stock outstanding if the minimum number of shares offered hereby are sold, or 37,300,000 shares of common stock outstanding if the maximum number of shares offered hereby are sold. Of these shares, the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of eAcceleration (in general, a person who has a control relationship with eAcceleration), which will be subject to the limitations of Rule 144 adopted under the Securities Act. All of the remaining shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated un the Securities Act.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, commencing 90 days after the date of this prospectus, a person, including an affiliate of eAcceleration (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume of our common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate of eAcceleration for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     All of the shares of restricted stock presently outstanding have been held at least two years. Accordingly, commencing following the completion of the offering, these 34,300,000 shares will be eligible for resale pursuant to Rule 144 at the rates and subject to the conditions discussed above. No predictions can be made as to the effect, if any, that sales of shares under Rule 144 or otherwise or the availability of shares for sale will have on the market, if any, prevailing from time to time. The sale of any substantial number of these shares in the public market could adversely affect prevailing market prices following the offering.

Preferred Stock

     The Board of Directors is authorized by the our Certificate of Incorporation to issue up to an additional 2,000,000 shares of one or more series of serial preferred stock, par value $.0001 per share. No shares of such serial preferred stock have been authorized for issuance by our Board of Directors, and we have no present plans to issue any such shares. In the event that the Board of Directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such serial preferred stock. In the exercise of such discretion, the Board of Directors may determine the voting rights, if any, of the series of preferred stock being issued, which would include the right to vote separately or as a single class with the common stock and/or other series of preferred stock; to have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and to vote on certain specified matters presented to the stockholders or on all of such matters or upon the occurrence of any specified event or condition. On liquidation, dissolution or winding up of eAcceleration, the holders of preferred stock may be entitled to received preferential cash distributions fixed by the Board of Directors when creating the particular series thereof before the holders of the common stock are entitled to receive anything. Preferred stock authorized by the Board of Directors could be redeemable or convertible into shares of any other class or series of stock of eAcceleration.

     The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of preferred stock could be used to discourage or prevent efforts to acquire control of eAcceleration through the acquisition of shares of common stock.

Certain Provisions in the Certificate of Incorporation

     Our Certificate of Incorporation contains certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of eAcceleration by another entity or person. In addition to the ability to issue preferred stock, these provisions include a requirement for a vote of 66-2/3% of the stockholders in order to approve certain transactions including mergers and sales or transfers of all or substantially all of our assets.

     The Delaware Corporation Law further contains certain anti-takeover provisions. Section 203 of the Delaware Corporation Law provides, with certain exceptions, that as a Delaware corporation, we may not engage in any of a broad range of business combinations with a person who owns 15% or more of our outstanding voting stock (an "interested stockholder") for a period of three years from the date that such person became an interested stockholder unless:
(i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of our outstanding voting stock (excluding shares owned by persons who are both officers and directors of eAcceleration, and shares held by certain employee stock ownership plans); or
(iii) the business combination is approved by our Board of Directors and by the holders of at least 66-2/3% of our outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Transfer Agent

     The transfer agent for the Common Stock will be American Stock Transfer & Trust Co.

                                     EXPERTS

     Our financial statements as of December 31, 1998 and for each of the years in the two-year period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by McKennon, Wilson & Morgan, LLP, independent auditors, as set forth in their report thereon, appearing elsewhere in this prospectus and in this registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for us by Kaufman & Moomjian, LLC, Mitchel Field, New York.

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . F-2

Financial Statements:

  Balance Sheets   December 31, 1998 and August 31, 1999 (Unaudited) . . . . F-3

  Consolidated Statements of Income for each of the years in the two-year period ended December 31, 1998 and the eight months ended
  August 31, 1998 and 1999 (Unaudited) . . . . . . . . . . . . . . . . . . . F-4

  Consolidated  Statements  of  Stockholders'  Equity  (Deficit)
  for each of the years in the two-year period ended December 31,
  1998 and the eight months ended August 31, 1999 (Unaudited). . . . . . . . F-5

  Consolidated  Statements  of Cash Flows for each of the years in the  two-year period ended December 31, 1998 and the eight months ended August 31, 1998 and 1999 (Unaudited). . . . . . . . . . . . . F-6

  Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
eAcceleration Corp.

We have audited the accompanying consolidated balance sheet of eAcceleration Corp., and its subsidiary Acceleration Software International Corporation (the "Company"), as of December 31, 1998, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eAcceleration Corp., as of December 31, 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



Irvine, California
September 10, 1999, except for the matters discussed in Notes 1 and 8, as to which the date is November 1, 1999
                              eACCELERATION CORP.

                          CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                          December 31, 1998      August 31, 1999
                                          -----------------      ---------------
                                                                   (unaudited)

Current assets:
  Cash and cash equivalents                   $ 239,193             $ 300,897
  Accounts receivable, net of allowance
     for doubtful accounts of $0 and
     $30,000, respectively
  Other current assets                          241,667               439,681
      Total current assets                            -                31,185
                                              ---------             ---------
                                                480,860               771,763

Property and equipment, net                      64,776                70,899
Deferred offering costs                               -                35,010
Patents and trademarks, net                      64,281                60,967
                                              ---------             ---------

                                              $ 609,917             $ 938,639
                                              =========             =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                            $  49,435             $ 182,479
  Accrued liabilities                            71,817                80,313
  Deferred revenue                                    -               177,433
  Other current liabilities                      20,361                     -
                                              ---------             ---------
        Total current liabilities               141,613               440,225
                                              ---------             ---------

Commitments and contingencies (Note 5)

Stockholders' equity:
  Common stock,  par value $.0001;
    100,000,000  shares  authorized;
    35,000,000 shares  issued,  and
    34,300,000  shares  outstanding
    at December 31, 1998; 34,300,000
    shares issued and outstanding at
    August 31, 1999 (unaudited)                   3,430                 3,430

  Additional paid-in capital                    113,454                23,060
  Retained earnings                             466,420               471,924
  Treasury stock, at cost; 1,400,000
    shares in 1998                             (115,000)                    -
                                              ---------             ---------
      Total stockholders' equity                468,304               498,414
                                              ---------             ---------

                                              $ 609,917             $ 938,639
                                              =========             =========


       See accompanying notes to these consolidated financial statements
                              eACCELERATION CORP.

                       CONSOLIDATED STATEMENTS OF INCOME



                                               Year Ended December 31,       Eight Months Ended August 31,
                                               -----------------------       -----------------------------
                                                1997            1998            1998              1999
                                                ----            ----            ----              ----
                                                                                     (unaudited)

Revenues:
  License revenues                          $1,840,761      $1,919,149      $1,628,162         $ 1,106,304
  Internet revenues                                  -               -               -           1,225,306
                                            ----------      ----------      ----------         -----------
                                             1,840,761       1,919,149       1,628,162           2,331,610
                                            ----------      ----------      ----------         -----------

Cost and expenses:
  Software development and products          1,192,728         919,895         544,911             557,965
  Sales and marketing                           51,459         369,336          94,934           1,016,986
  General and administrative                   353,972         305,071         201,791             399,556
  Reduction in reserves for claims            (183,554)        (28,542)        (28,542)                  -
                                            ----------      ----------      ----------         -----------
                                             1,414,605       1,565,760         813,094           1,974,507
                                            ----------      ----------      ----------         -----------

Income from operations                         426,156         353,389         815,068             357,103
                                            ----------      ----------      ----------         -----------

Other income (expense):
  Interest income                               10,866          49,499          46,345               3,722
  Interest expense                             (18,896)         (6,557)         (5,082)               (465)
  Settlement gains                             616,728               -               -                   -
  Other                                         16,489             150             150                   -
                                            ----------      ----------      ----------         -----------
                                               625,187          43,092          41,413               3,257
                                            ----------      ----------      ----------         -----------

Net income                                  $1,051,343      $  396,481      $  856,481         $   360,360
                                            ==========      ==========      ==========         ===========

Basic earnings per common share             $     0.03      $     0.01      $     0.02         $      0.01
                                            ==========      ==========      ==========         ===========
Diluted earnings per common share           $     0.03      $     0.01      $     0.02         $      0.01
                                            ==========      ==========      ==========         ===========

Pro forma financial data (unaudited):


  Pro forma net income                                      $  261,677                         $   237,838
                                                            ==========                         ===========
  Pro forma basic and dilutive earnings
     per common share                                       $     0.01                         $      0.01
                                                            ==========                         ===========


       See accompanying notes to these consolidated financial statements
                              eACCELERATION CORP.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                Additional
                                           Common Stock          Paid-in        Retained Earnings      Treasury      Stockholders
                                       Shares         Amount     Capital      (Accumulated Deficit)      Stock     Equity (Deficit)
                                       ------         ------     -------      ---------------------      -----     ----------------

Balances, December 31, 1996         35,000,000       $ 3,430    $ 113,454         $ (234,754)          $       -    $ (117,870)

Distributions to stockholders                -             -            -           (396,650)                  -      (396,650)

Repurchase of common stock             700,000             -            -                  -            (115,000)     (115,000)

Net income                                   -             -            -          1,051,343                   -     1,051,343
                                    ----------       -------    ---------         ----------           ---------    ----------

Balances, December 31, 1997         34,300,000         3,430      113,454            419,939            (115,000)      421,823

Distributions to stockholders                -             -            -           (350,000)                  -      (350,000)

Net income                                   -             -            -            396,481                   -       396,481
                                    ----------       -------    ---------         ----------           ---------    ----------

Balances, December 31, 1998         34,300,000         3,430      113,454            466,420            (115,000)      468,304

Value of stock options issued
 below fair value (unaudited)                -             -        9,606                  -                   -         9,606

Distributions to stockholders
 (unaudited)                                 -             -            -           (339,856)                  -      (339,856)

Cancellation of treasury stock               -             -     (100,000)           (15,000)            115,000             -
 (unaudited)

Net income (unaudited)                       -             -            -            360,360                   -       360,360
                                    ----------       -------    ---------         ----------           ---------    ----------

Balances, August 31, 1999
(unaudited)                         34,300,000       $ 3,430    $  23,060         $  471,924           $       -    $  498,414
                                    ==========       =======    =========         ==========           =========    ==========


        See accompanying notes to these consolidated financial statements
                           eACCELERATION CORP.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                    December 31,                August 31,
                                                               1997           1998         1998          1999
                                                               ----           ----         ----          ----
                                                                                               (unaudited)
Cash flows from operating activities:
  Net income                                                $1,051,343     $ 396,481    $ 856,481     $  360,360
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                              62,625        54,073       24,099         19,604
     Provision for write down of inventory                     149,730        13,053            -              -
     Provision for write down of fixed assets                   24,340             -            -              -
     Value of stock options issued below fair value                  -             -            -          9,606
     Settlement gain                                          (616,728)            -            -              -
     Changes in operating assets and liabilities:
      Accounts receivable                                        1,584      (241,667)    (375,000)      (198,014)
      Deferred offering costs                                        -             -            -        (35,010)
      Other current assets                                       2,748       (11,012)           -        (31,185)
      Accounts payable                                        (399,541)       (7,507)      10,662        133,044
      Accrued liabilities                                       77,214        (8,691)     (80,508)         8,496
      Deferred revenue                                        (250,000)            -            -        177,433
      Other current liabilities                                106,075       (91,546)     (62,850)       (14,528)
                                                            ----------     ---------    ---------     ----------

  Net cash provided by operating activities                    209,390       103,184      372,884        429,806
                                                            ----------     ---------    ---------     ----------

Cash flows from investing activities:
  Purchases of equipment                                       (28,021)      (32,306)     (43,906)       (22,413)
  Patent and trademark expenditures                            (33,114)      (35,927)           -              -
  Settlement gain                                              616,728             -            -              -
                                                            ----------     ---------    ---------     ----------

  Net cash provided by (used in) investing activities          555,593       (68,233)     (43,906)       (22,413)
                                                            ----------     ---------    ---------     ----------

Cash flows from financing activities:
  Payments on capital lease obligations                        (12,815)      (15,514)     (10,051)        (5,833)
  Distributions to stockholders                               (396,650)     (350,000)    (260,000)      (339,856)
  Repurchase of common stock                                  (115,000)            -            -              -
                                                            ----------     ----------   ---------     ----------

  Net cash used in financing activities                       (524,465)      (365,514)   (270,051)      (345,689)
                                                            ----------     ----------   ---------     ----------

Net increase (decrease) in cash and cash equivalents           240,518       (330,563)     58,927         61,704

Cash and cash equivalents at beginning of period               329,238        569,756     569,756        239,193
                                                            ----------     ----------   ---------     ----------

Cash and cash equivalents at end of period                  $  569,756     $  239,193   $ 628,683     $  300,897
                                                            ==========     ==========   =========     ==========

Supplemental disclosure of cash flow information-
  Cash paid during the period for-
   Interest                                                 $   18,896     $    6,557   $   5,082     $      465
                                                            ==========     ==========   =========     ==========

        See accompanying notes to these consolidated financial statements
                               eACCELERATION CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   ORGANIZATION AND HISTORY

Organization and Nature of Operations

eAcceleration Corp., a Delaware corporation, (the "Company"), was incorporated on November 1, 1999. At such time, the Company acquired 100% of the issued and outstanding common stock of Acceleration Software International Corporation, a Washington corporation ("ASIC"). ASIC was formed in June 1995 as Ballard Synergy Corporation and immediately merged with Ballard Synergy Corporation, a Nevada corporation ("Ballard") and changed its name in 1996.
Ballard was originally incorporated in the state of Nevada in 1987. In connection with the Company's acquisition of ASIC, the Company issued one share for every two shares of ASIC that was issued and outstanding at such time. This acquisition of ASIC by eAcceleration was accounted for at historical bases similar to a pooling of interest since the companies were under common control.

Beginning in late 1998, the Company has provided an integrated suite of websites which allow Internet users to receive free products in exchange for using the Company's home page as their startpage. The Company sells online advertising space to online media buyers and merchants who can be assured they will reach a relatively captive and targeted set of Internet users. The Company is thus able to sell to such customers no-risk advertising based on quantifiable actions by to Internet users on a per click, per download or per signup basis. The Company provides co-branding and marketing services from its websites. The Company has also commenced revenue sharing programs whereby the Company receives a portion of sales originated from its websites.

Since inception, the Company has developed software that primarily increases the speed of processing by computers, computer accessories and software. The Company's principal products are web browser, CD-ROM and hard disk accelerators. The Company licenses such software in the United States and Asia.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts have been eliminated in consolidation.

Revenue Recognition

The Company has revenue sources from software products, license sales and online advertising services. Management believes its revenue recognition policies are in conformity with the American Institute of Certified Public Accountants, Statements of Position ("SOP)" 97-2, "Software Revenue Recognition," and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition."

Revenues from software products are recorded when the software has been delivered. Revenues from license agreements that allow unlimited duplication are recorded when the product master is delivered. Maintenance and support of software is not significant and is accrued at the time revenue is recognized.

Revenue from software developed for customers which require significant production, modification or customization of software is recognized in a manner which approximates SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Specifically, the Company uses the percentage of completion method based on labor costs incurred.

                              eACCELERATION CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Advertising revenues consist of banner advertising and anchor positions. Banner advertising and anchor positions can be based on impressions, click-through, signups, or downloads. Revenues from contracts based on impressions, click-through, signups or downloads are recognized in the period in which the services are provided.

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the double declining method over the estimated useful lives of the related assets, ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," states that all costs incurred in connection with the development of software subsequent to technological feasibility should be capitalized until such time that the software is available to customers. The Company believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility and, as such, no costs have been capitalized to date.

Deferred Offering Costs

Direct costs incurred in connection with the Company's initial public offering (the "Offering") are capitalized. In the event the Offering is unsuccessful, the Company will charge these costs to operations.

Patents and Trademarks

Patents and trademarks are recorded at cost and are amortized using the straight-line method over the estimated useful lives of the related assets ranging from three (3) to five (5) years.

                              eACCELERATION CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At present, the Company reviews for impairment annually.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair value of the financial instruments could be different than that recorded on a historical basis in the accompanying balance sheets. The Company's financial instruments consist of accounts receivable and accounts payable. The carrying amounts of the Company's financial instruments generally approximate their fair values as of December 31, 1998.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The table set forth below reconciles the components of the basic net income per share calculation to the diluted net income per share.

                                                            December 31,                   August 31,
                                                     ------------------------        -----------------------
                                                       1997            1998            1998           1999
                                                     --------        --------        --------       --------

Weighted average shares outstanding - Basic          35,000,000    34,300,000        34,300,000   34,300,000
Effect of dilutive stock options                              -             -                 -      127,719
                                                     ----------    ----------        ----------   ----------
Weighted average shares outstanding - Dilutive       35,000,000    34,300,000        34,300,000   34,427,719
                                                     ==========    ==========        ==========   ==========

There were 175,000 options to purchase common stock ranging from $1.50 to $3.00 per share which were considered anti-dilutive during the eight months ended August 31, 1999 (unaudited).

                              eACCELERATION CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes and Pro Forma Financial Data

The Company elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, profits and losses are reflected in the individual income tax returns of the stockholders. Income taxes are not material to the financial statements.

Included in the accompanying statements of income is pro forma financial data (unaudited) reflecting pro forma net income and earnings per share assuming the Company was taxed as a C-Corporation from the beginning of the most recent annual statement of income and the most recent interim period. The Company's estimated federal tax rate would be approximately 34%. There are no material state income taxes incurred by the Company; however, the Company pays a business tax based on certain revenues, which are not classified as income taxes.

Risks, Uncertainties and Concentrations

The Company's operations are subject to new innovations in product design and function. Significant technological changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve profitability in this industry segment.

The Company, at times, maintains cash balances at a certain financial institution in excess of amounts insured by Federal agencies.

The Company provides credit in the normal course of business to customers throughout the United States and Asia. The Company has a policy to perform credit evaluations on all customers with significant orders. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses.

Licensing revenues from Asia for the years ended December 31, 1997 and 1998 were $1,145,000 and $1,636,000, respectively.

During the year ended December 31, 1997, the Company received a significant portion of its business from two unaffiliated customers. Sales to these unaffiliated customers totaled 62% and 30%, respectively, of total sales.

During the year ended December 31, 1998, the Company received a significant portion of its business from two unaffiliated customers. Sales to these unaffiliated customers totaled 85% and 14% of sales, respectively. As of December 31, 1998, 100% of accounts receivable was due from one of these customers.

During the eight months ended August 31, 1999, the Company received a significant portion of its business from two unaffiliated customers. Sales to these unaffiliated customers totaled 47% and 18% (unaudited) of sales, respectively. As of August 31, 1999, (unaudited) the Company had 49% of accounts receivable due from one of these customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

                              eACCELERATION CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Unaudited Interim Consolidated Financial Statements

The interim consolidated financial data as of August 31, 1999, and for the eight months ended August 31, 1998 and 1999, is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of August 31, 1999, and the results of their operations and their cash flows for the eight months ended August 31, 1998 and 1999.

Stock Compensation

During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS No. 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income, as well as certain non-shareholder items that are reported directly within a separate component of stockholders' equity and bypass net income. The Company has adopted the provisions of this statement in 1998, with no impact on the accompanying consolidated financial statements.

Disclosures about Segments of an Enterprise and Related Information

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The provisions of this statement require disclosures of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to stockholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision-maker in the determination of resource allocation and assessing performance, and for which discrete financial information is available. The Company has adopted the provisions of this statement in 1998 with no impact on the accompanying consolidated financial statements. The impact of such provisions during the period ended August 31, 1999 will be reported at December 31, 1999.

                              eACCELERATION CORP.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 1998, and August 31, 1999 (unaudited):



                                             December 31,        August 31, 1999
                                                1998               (unaudited)
                                             ------------        ---------------

Equipment                                    $  224,320            $  246,733
Furniture and fixtures                           15,886                15,886
Vehicles                                         39,987                39,987
                                             ----------            ----------

Less accumulated depreciation                  (215,417)             (231,707)
                                             ----------            ----------

                                             $   64,776            $   70,899
                                             ==========            ==========

During the years ended December 31, 1997 and 1998, and the eight months ended August 31, 1998 and 1999 (unaudited), depreciation expense totaled $61,422, $49,103, $23,221, and $16,290, respectively.


NOTE 4   PATENTS AND TRADEMARKS

Patents and trademarks consist of the following as of December 31, 1998, and August 31, 1999 (unaudited):


                                             December 31,        August 31, 1999
                                                1998               (unaudited)
                                             ------------        ---------------

Patents                                      $   81,481            $  81,481
Trademarks                                        4,560                4,560
                                             ----------            ---------

Less accumulated amortization                  ( 21,760)            ( 25,074)
                                             ----------            ---------

                                             $   64,281            $  60,967
                                             ==========            =========

                              eACCELERATION CORP.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company currently leases a building that holds substantially all of the Company's operations. The lease was extended in February 1999 for an additional five years. As a result of this extension the lease expires in the year 2005. The Company's future annual minimum lease payments at December 31, 1998, are as follows:

                 Year Ending
                 December 31,
                 ------------

                     1999                        $  24,677
                     2000                           23,628
                     2001                           22,491
                     2002                           22,491
                     2003                           22,491
                     Thereafter                     24,365
                                                 ---------
                                                 $ 140,143
                                                 =========


Total rent expense for the years ended December 31, 1997 and 1998, and for the eight-month periods ended August 31, 1998 and 1999 (unaudited), amounted to $51,565, $20,628, $11,764, and $17,166, respectively.

Litigation

In 1997, the Company reached an out-of-court settlement of a dispute with a former licensee and purchaser of one of the Company's products. Under the terms of the settlement, the Company received $616,728, net of attorneys' fees and costs amounting to $308,272. The income from this settlement has been included as other income in the 1997 statement of income.

In 1997, the Company settled a dispute with a former distributor of the Company's product in relation to advertising expenses owed to the distributor. Under the settlement agreement, the Company was obligated to pay $160,000, plus 5% interest on the unpaid portion, in monthly installments for two years beginning May 1997. The unpaid portion as of December 31, 1998 was $14,528, which has been included in other current liabilities.

A small number of claims have been made against the Company for credits and unpaid advertising and marketing fees from various former distributors of the Company's products. The Company estimated the credits to be approximately $183,554. Accordingly, the Company recorded a provision of approximately $183,554 to operations in fiscal 1995. In 1997, the Company determined that these claims no longer had merit and, accordingly, recorded a reduction in its reserves which are included in the accompanying statement of income.

The Company is subject to a limited number of claims and actions which arise in the ordinary course of business. The litigation process is inherently uncertain, and it is possible that the resolution of the Company's existing and future litigation may adversely affect the Company. Management is unaware of any matters that may have material impact on the Company's financial position, results of operations or cash flows.

                              eACCELERATION CORP.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued)

As of July 12, 1999, the Company entered into a consulting agreement relating to services consisting of financial public relations and advise regarding corporate structuring and marketing. The terms of the contract include, among others, payments of up to an aggregate of $187,500 and a grant of options to the consultant in an amount equal to 0.1% of the outstanding common stock of the Company. The Agreement expires on July 11, 2000.

NOTE 6 - STOCKHOLDERS' EQUITY

Common Stock Purchase Options

In 1995, the Board of Directors of ASIC adopted the 1995 Stock Option Plan (the "1995 Plan") pursuant to which officers, directors and employees of the Company were eligible to receive options to purchase common stock of the Company. Options to purchase 27,500 shares were granted at $0.70 per share, vesting over four years. As of December 31, 1998, the Company had 27,500 options outstanding and exercisable. The Company did not grant nor have any exercises of stock options during the fiscal years ended December 31, 1997 and 1998. The weighted average remaining contractual life of options outstanding as of December 31, 1998, was 6.71 years.

On June 1, 1999, the Board of Directors of ASIC adopted the 1999 Stock Option Plan (the "1999 Plan"). Under the 1999 Plan, the Company may issue 5,000,000 shares of common stock. The 1999 Plan is administered by the Compensation Committee of the Board of Directors of the Company, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options is ten years from the date of grant. Incentive stock options are granted at the fair market value of the underlying stock on the date of grant, and non-qualified stock options are generally granted at 85% of the estimated fair value of the underlying stock on the date of grant.

During the eight-month period ended August 31, 1999 (unaudited), the Company granted options to purchase an aggregate of 805,000 shares of common stock at exercise prices ranging from $0.50 to $3.00 per share; the weighted average exercise price of options granted is $0.70 per share. The Board of Directors established the estimated fair value of the underlying common stock to be $1.04 to $3.00 per share near the dates of grants of such stock options. Due to the transition of the Company's operations to the Internet and the related success of such transition, the Company believes that the value of the Company is increasing rather dramatically through 1999. The Company recorded $9,606 of compensation based upon aggregate compensation of $521,335, which will be amortized over the vesting period of the related options, generally 10 years. Options granted to directors are vested over five years.

Subsequent to August 31, 1999, through November 1, 1999, the Company has granted options to purchase 280,000 shares of common stock at an exercise price of $3.00 per share. Options to purchase 130,000 shares vest ratably over five years and options to purchase 150,000 shares vest on the 9th anniversary of the date of grant, accelerating based on certain events. Options to purchase 130,000 shares were granted at estimated fair value; however, options to purchase 150,000 shares were granted below estimated fair value of $4.50 per share at the time of grant. Compensation expense for such options issued below estimated fair value will be charged to operations over the 10-year vesting term.

NOTE 7 - RELATED PARTY TRANSACTIONS

In fiscal 1997, the Company repurchased all shares of the Company's common stock issued to a former director for $115,000 originally issued at $100,000. On August 31, 1999, the Board of Directors of ASIC approved the cancellation of such shares and, accordingly, the Company charged retained earnings in the amount of $15,000 for the difference between the original issuance price and the repurchase price.

See Note 6 for treasury stock transaction with a related party.

                              eACCELERATION CORP.

NOTE 8 - SUBSEQUENT EVENTS

On November 1, 1999, the Company entered into employment agreements with its two shareholders. These agreements are for a period of five years and provide compensation annually in the amount of $104,000 and bonuses based on 2.5% of earnings before taxes. Such agreements become effective on the date of the first closing of the initial public offering.

On November 2, 1999, the Board of Directors of the Company authorized the Company's management to file a registration statement for an initial public offering (the "Offering") of the Company's common stock.

See Notes 1 and 6 for additional subsequent events.

================================================================================


     Prospective investors may rely only on the information contained in this prospectus. eAcceleration has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy in any jurisdiction where such offer, or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these shares.


                             -------------------------

                                TABLE OF CONTENTS

                             -------------------------


                                                                            Page

Where you can find more information. . . . . . . . . . . . . . . . . . .       3
Forward looking statements . . . . . . . . . . . . . . . . . . . . . . .       3
Prospectus summary . . . . . . . . . . . . . . . . . . . . . . . . . . .       4
Risk factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7
Use of proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      20
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      21
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      22
Management's discussion and analysis . . . . . . . . . . . . . . . . . .      23
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      37
Principal stockholders . . . . . . . . . . . . . . . . . . . . . . . . .      40
Related party transactions . . . . . . . . . . . . . . . . . . . . . . .      40
Plan of distribution . . . . . . . . . . . . . . . . . . . . . . . . . .      41
Description of capital stock . . . . . . . . . . . . . . . . . . . . . .      42
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      44
Legal matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      44
Index to financial statements. . . . . . . . . . . . . . . . . . . . . .     F-1

================================================================================

================================================================================



                                     [LOGO]




                              eACCELERATION CORP.




                                3,000,000 SHARES
                                       of
                                  COMMON STOCK




                               ------------------
                                   PROSPECTUS
                               ------------------











                                               1999
                              --------------,






================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers.

     Under the provisions of the Certificate of Incorporation and By-Laws of the Registrant, each person who is or was a director or officer of Registrant shall be indemnified by the Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the Registrant, such person shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit or if such a suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, had no reasonable cause to believe such person's conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of the Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of such person's duty to the Registrant, such person cannot be made whole even for expenses unless the court determines that such person is fairly and reasonably entitled to be indemnified for such expenses.

     Prior to the initial closing of this offering, the Registrant expects that its officers and directors will be covered by officers' and directors' liability insurance, with policy coverage will be $3,000,000, which will include reimbursement for costs and fees. The Registrant has entered into Indemnification Agreements with each of its executive officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee, as defined.

Item 25. Other Expenses of Issuance and Distribution.

     The estimated expenses of the distribution, all of which are to be borne by the Registrant, are as follows:

SEC Registration Fee. . . . . . . . . . . . . . . . . .            $    5,213
Blue Sky Fees and Expenses. . . . . . . . . . . . . . .                60,000*
Accounting Fees and Expenses. . . . . . . . . . . . . .                60,000*
Legal Fees and Expenses . . . . . . . . . . . . . . . .               120,000*
Printing and Engraving. . . . . . . . . . . . . . . . .                40,000*
Miscellaneous . . . . . . . . . . . . . . . . . . . . .                14,787*
                                                                   ----------
       Total. . . . . . . . . . . . . . . . . . . . . .              $300,000
                                                                   ==========
--------------
*Estimated

Item 26. Recent Sales of Unregistered Securities

     Not applicable.

Item 27.  Exhibits.

Number   Description

3.1   Certificate of Incorporation of the Registrant.
3.2   Bylaws of the Registrant.
4.1   Specimen Common Stock Certificate.
5.1 Opinion and Consent of Kaufman & Moomjian, LLC regarding the legality of the securities being registered.
10.1  Amended and  Restated  1999 Stock Incentive Compensation Plan.
10.2  Employment Agreement between the Registrant and Clint Ballard.
10.3  Employment Agreement between the Registrant and Diana T. Ballard.
10.4 Form of Indemnification Agreement between the Registrant and its executive officers and directors.
10.5  Form of Subscription Agreement for this offering.
10.6 Form of Escrow Agreement between Registrant and American Stock Transfer & Trust Co.
10.7  Distribution Agreement between the Registrant and Pointe Control.
10.8 Software License and Distribution Agreement between the Registrant and Syncronys Softcorp.
10.9  Lease Agreement, as amended, between Registrant and Finn Hill
      Partnership.
23.1  Consent of McKennon, Wilson & Morgan, LLP.
27.1  Financial Data Schedule.

Item 28. Undertakings.

The Registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts of events which, individually or together, represent a fundamental change in the information in the registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Poulsbo, State of Washington on the 12th day of November, 1999.

                                    eAcceleration Corp.

                                    By:        /s/ Clint Ballard
                                        -------------------------------------
                                                Clint Ballard
                                        President and Chief Executive Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Clint Ballard, with full power of substitution, his/her true and lawful attorney-in-fact and agent to do any and all acts and things in his/her name and on his/her behalf in his/her capacities indicated below which he may deem necessary or advisable to enable eAcceleration Corp. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for him/her in his/her name in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities indicated on November 12, 1999.


Signatures                                        Title


/s/ Clint Ballard
----------------------------     President, Chief Executive Officer and Director
Clint Ballard                    (Principal Executive Officer)


/s/ Diana T. Ballard
----------------------------     Chairman of the Board, Secretary and Treasurer
Diana T. Ballard


/s/ Shane H. Traveller
----------------------------     Chief Financial Officer
Shane H. Traveller               (Principal Financial and Accounting Officer)

                                  EXHIBIT INDEX

Number    Description
------    -----------

3.1   Certificate of Incorporation of the Registrant.
3.2   Bylaws of the Registrant.
4.1   Specimen Common Stock Certificate.
5.1 Opinion and Consent of Kaufman & Moomjian, LLC regarding the legality of the securities being registered.
10.1  Amended and Restated 1999 Stock Incentive Compensation Plan.
10.2  Employment Agreement between the Registrant and Clint Ballard.
10.3  Employment Agreement between the Registrant and Diana T. Ballard.
10.4 Form of Indemnification Agreement between the Registrant and its executive officers and directors.
10.5  Form of Subscription Agreement for this offering.
10.6 Form of Escrow Agreement between Registrant and American Stock Transfer & Trust Co.
10.7  Distribution Agreement between the Registrant and Pointe Control.
10.8 Software License and Distribution Agreement between the Registrant and Syncronys Softcorp.
10.9  Lease Agreement, as amended, between Registrant and Finn Hill
      Partnership.
23.1  Consent of McKennon, Wilson & Morgan, LLP.
27.1  Financial Data Schedule.